

To The Independent Directors of Comerica Inc.: Look What You've Done

November 17, 2025

The Independent Directors

Arthur G. Angulo	Jennifer H. Sampson
Roger A. Cregg	Barbara R. Smith
M. Alan Gardner	Robert S. Taubman
Derek J. Kerr	Nina G. Vaca
Richard G. Lindner	Michael G. Van de Ven



Disclaimer

This presentation is for discussion and informational purposes only. The views expressed herein represent the opinions of HoldCo Asset Management, LP (together with certain of its affiliates, "HoldCo" or "we") as of the date hereof with respect to Comerica Incorporated ("Comerica," "CMA" or the "Company"), including with respect to its proposed merger with Fifth Third Bancorp. HoldCo reserves the right to change or modify any of its opinions expressed herein at any time and for any reason and expressly disclaims any obligation to correct, update or revise the information contained herein or to otherwise provide any additional materials.

The information contained herein is based on publicly available information with respect to the Company, including filings made by the Company with the Securities and Exchange Commission (the "SEC") and other sources, as well as HoldCo's analysis of such publicly available information. HoldCo has relied upon and assumed, without independent verification, the accuracy and completeness of all data and information available from public sources, and no representation or warranty is made that any such data or information is accurate. HoldCo recognizes that the Company may possess confidential or otherwise non-public information that could lead it to disagree with HoldCo's views and/or conclusions and that could alter the opinions of HoldCo were such information known. HoldCo has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. No representation, warranty or undertaking, express or implied, is given as to the reliability, accuracy, fairness or completeness of the information or opinions contained herein, and HoldCo and each of its members, employees, representatives and agents expressly disclaim any liability which may arise from this presentation and any errors contained herein and/or omissions here from or from any use of the contents of this presentation.

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Except for the historical information contained herein, the information and opinions included in this presentation constitute forward-looking statements, including estimates and projections prepared with respect to, among other things, the Company's anticipated operating performance, the value of the Company's securities, debt or any related financial instruments that are based upon or relate to the value of securities of the Company (collectively, "Company securities"), general economic and market conditions and other future events. You should be aware that all forward-looking statements, estimates and projections are inherently uncertain and subject to significant economic, competitive, and other uncertainties and contingencies and have been included solely for illustrative purposes. Actual results may differ materially from the information contained herein due to reasons that may or may not be foreseeable.

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Table of Contents



I.   What It Seems You've Done



Today's Story Is About You – The Independent Directors of Comerica – and Not About Mr. Farmer, Comerica's "Conflicted Chairman"[a], and We Open With a Song We've Been Thinking About Lately

HoldCo owns ~2.04MM shares of CMA, or $160MM market value as of 11/14/25



"Oh, look what you've done

You've made a fool of everyone

Oh well, it seems like such fun

Until you lose what you had won."

- Jet

Enough prelude. We cut to the action — told in the historical present.
What follows is how the public record reads to us.
If we're missing context, clarify it with additional disclosures in your S-4.

(a)   We refer to Mr. Farmer as the "Conflicted Chairman" because, in our view, he faces material conflicts of interest in evaluating and/or negotiating the CMA merger transaction — including change-of-control payments and potential post-transaction arrangements with Fifth Third, the merger partner — that may affect his incentives. Our assessment is based on publicly available disclosures. We make no allegation of wrongdoing.



Soon After HoldCo's Deck Hits In July, and After The Proxy-Contest News[(a)] Hits The Tape In Early September, Institution A Comes To You Seemingly Unsolicited[(b)] – and Then Raises The Bid...

July 28th, 2025

HoldCo publishes Presentation & American Banker reports:
"Comerica faces pressure from activist investor to sell"

AMERICAN BANKER

By Allissa Kline July 28, 2025, 5:48 p.m. EDT

HoldCo Asset Management, which owns approximately 1.8% of Comerica's common shares, issued a detailed and blistering report on Monday, outlining its rationale for a sale. The asset manager specifically called out Comerica's stock price since CEO Curtis Farmer took the helm in 2019 and accused the bank of not taking responsibility for what it called "disastrous decisions" related to interest-rate risk and other blunders by the company's management.

September 2nd, 2025

Wall Street Journal reports:
"Activist Investor Pushing to Sell Comerica, Will Seek Board Seats"

THE WALL STREET JOURNAL.

By Gina Heeb Follow and Ben Glickman Follow
Sept. 2, 2025 3:52 pm ET

Hedge fund HoldCo Asset Management has argued that Comerica should explore a sale after years of underperformance.

If Comerica doesn't pursue a sale, HoldCo expects to nominate around five directors to the company's 11-person board when the window opens, likely in December, according to people familiar with the matter. The investor's plans are fluid and could change.

HoldCo, which invests in banks, in July revealed a 1.8% stake in Comerica now worth roughly $160 million.

Comerica shares have underperformed a broader index of bank peers in recent years, falling by nearly 30% over the last seven years when the broader index is up. Chief Executive Curtis Farmer took over in April 2019.

September 2025

"In September 2025, the Chief Executive Officer of Financial Institution A verbally proposed to Mr. Farmer a potential all-stock merger transaction between Financial Institution A and Comerica. Thereafter, the Chief Executive Officer of Financial Institution A verbally communicated a revised proposal to merge with Comerica in an all-stock transaction."

– FITB/CMA S-4 Filing (11/5/2025)

The approach looks unsolicited.
Our read: the prospective buyer's CEO saw the WSJ piece and moved to seize the moment.

The CEO appears intent on acquiring Comerica. With no evident engagement from Comerica, he raises his own offer — effectively bidding against himself.

Source: American Banker, *Comerica faces pressure from activist investor to sell* (7/28/2025); The Wall Street Journal, *Activist Investor Pushing to Sell Comerica, Will Seek Board Seats* (9/2/2025); FITB/CMA, *S-4 Filing* (11/5/2025), *To The Board of Directors of Comerica Inc.: We Echo Mayo – If Not Now, Then When?* (7/28/2025).

(a) HoldCo did not officially launch a proxy contest.

(b) We describe the bid as "unsolicited" because, while the S-4 references prior "exploratory conversations," it makes clear those talks "did not advance beyond the preliminary stage or result in any specific proposals or provision of diligence materials." Notably, FITB is not named as part of those "exploratory" conversations — underscoring their lack of seriousness. Moreover, CMA's subsequent reaction to the proposal (see pages that follow) undercuts any notion that it was solicited.



...And Your Conflicted Chairman Seemingly Persuades You — a Board With Extremely Limited Commercial Banking Experience...

CMA Independent Board Members Have Limited Commercial Banking Experience		
Independent Board Member	**Commercial Banking Experience?**	**Details**
Arthur G. Angulo	✓	Yes, regulatory but not at a bank [a]
Roger A. Cregg	✓	Yes, regulatory but not at a bank [b]
M. Alan Gardner	✗	None
Derek J. Kerr	✗	None
Richard G. Lindner	✗	None
Jennifer H. Sampson	✗	None [c]
Barbara R. Smith	✗	None
Robert S. Taubman	✗	None
Nina G. Vaca	✗	None
Michael G. Van de Ven	✗	None

Source: Proxy Statement, Press Release, S&P Capital IQ Pro "People Summary" as of 11/10/25.

Note: HoldCo's classification of "Commercial Banking Experience?" is subjective. Per the 2025 Proxy, "All directors, with the exception of the Chairman, are independent as defined under New York Stock Exchange ("NYSE") rules, and the Audit Committee, the Compliance Oversight Committee, the Enterprise Risk Committee, the Governance, Compensation and Nominating Committee and the Qualified Legal Compliance Committee are comprised entirely of independent directors."

(a) Per the 2025 Proxy, "from 1987 until 2014, Mr. Angulo worked in numerous roles at the Federal Reserve Bank of New York (FRBNY), the U.S. central bank, most recently as Senior Vice President, Financial Institution Supervision Group from 2005 to 2014. During part of his time at the FRBNY, Mr. Angulo served as a member of the Federal Reserve System's operating committee responsible for overseeing and strengthening supervision of the largest, most complex global financial institutions operating in the United States and served on the Federal Reserve System's executive committee responsible for overseeing the execution of the annual Comprehensive Capital Analysis and Review at systemically important financial institutions."

(b) Per the 2025 Proxy, Roger A. Cregg "was a director of the Federal Reserve Bank of Chicago, Detroit Branch, from January 2004 to December 2009 and served as Chair from January to December 2006."

(c) Per the 2025 Proxy, Jennifer H. Sampson "served as a Business and Community Advisory Council Member for the Federal Reserve Bank of Dallas from July 2012 to June 2018."



HOLDCO
ASSET MANAGEMENT

…To Deputize Him as The Sole Point of Contact To Approach Fifth Third and Ask For a Bid, With Apparently No Oversight From an Independent Committee of The Board or Even From Your Own Professional Advisors…

"On September 18, 2025, Mr. Farmer called Mr. Spence and indicated to Mr. Spence that the Comerica board of directors was exploring a potential strategic transaction and inquired as to whether Fifth Third would be prepared to pursue a potential transaction."

- FITB / CMA S-4 (11/5/2025)

It appears the Independent Directors were comfortable permitting their Conflicted Chairman to hold unsupervised one-on-one calls with the counterparty's CEO

Source: *FITB/CMA S-4 Filing (11/5/2025).*



...And To Serve as The Sole Person In The Room For One-On-One Deal Discussions With The Counterparty's CEO, Even Though His Go-Forward Role and Personal Economics Were Themselves a Key Deal Point...

"The following day, Mr. Spence and Mr. Farmer met in Dallas, Texas to discuss a potential strategic transaction, including the value creation opportunities in a potential transaction, the complementarity of the two companies' lines of business and the compatibility of the companies' respective cultures. Mr. Farmer and Mr. Spence also discussed the relative growth of the largest U.S. banks compared to U.S. regional banks, the current bank regulatory environment and their views on their respective businesses. At the conclusion of this meeting, Mr. Spence indicated to Mr. Farmer that he would update members of the Fifth Third board of directors on their discussions."

- FITB / CMA S-4 (11/5/2025)

A lot was discussed; by all indications, apparently only Mr. Spence and your Conflicted Chairman know the substance

Source: FITB/CMA S-4 Filing (11/5/2025).



…And The Good News? Four Days Later, Mr. Spence Comes Back With an Opening Bid From Fifth Third — a Range of Exchange Ratios To Be Fixed After Confirmatory Diligence, With a Low End of 1.8663 FITB/CMA and a High End You Have Not Disclosed — Already Pre-Approved by FITB's Executive Committee…

"Also on September 22, 2025, following the direction of the Fifth Third executive committee, Fifth Third management determined proposed terms for Fifth Third to acquire Comerica, including a fixed exchange ratio range."

"Later that day, Mr. Spence called Mr. Farmer and communicated the key terms of a nonbinding written indication of interest for the acquisition of Comerica… [with] a range of potential exchange ratios, whereby Comerica stockholders would receive at least 1.8663 shares of Fifth Third common stock for each share of Comerica common stock (with the final exchange ratio to be determined following due diligence). On September 23, 2025, Fifth Third submitted a nonbinding written indication of interest on the terms discussed between Mr. Spence and Mr. Farmer."

- FITB / CMA S-4 (11/5/2025)

Fifth Third's executive committee looks like they were fully prepared to negotiate

Fifth Third's first bid had a worst-case exchange ratio of 1.8663 shares



Exchange Ratio Outcomes

Best Case
?
Better Case
?
Better Case
?
Better Case
?
Worst Case
1.8663
Range
Exchange Ratio

Source: FITB/CMA S-4 Filing (11/5/2025).



...And Even Better: Two Days Later, The Fifth Third Board Instructs Mr. Spence To "Continue To Negotiate," Confirming This Is a Negotiation, Not a Take-It-or-Leave-It Posture...

"On September 25, 2025, Fifth Third's board of directors met in a specially called meeting… Mr. Spence presented an overview of the nonbinding indication of interest delivered to Comerica, including the contemplated form and amount of consideration and the governance of Fifth Third following the potential acquisition… Following this discussion, the Fifth Third board of directors directed Mr. Spence to continue to negotiate with Mr. Farmer."

- FITB / CMA S-4 (11/5/2025)

Clearly, Fifth Third recognizes this is just the start of a negotiation — and stands ready to begin in earnest

Source: FITB/CMA *S-4 Filing* (11/5/2025).

10



...And So By Late September, You Appear To Hold All The Cards: Two Aggressive, Credible Bidders Already at The Table and Waiting For Counters, Plus Multiple Other Credible Candidates Still Seemingly Uncontacted — The Makings of a True Bidding War...

Interested and/or Potentially Interested Parties

Institution A

Two bids submitted, waiting by the phone for a counter

FIFTH THIRD


Bid submitted with range of exchange ratios, directed to negotiate

PNC


PNC could have been Institution A, but if not:
- "Today, the PNC Financial Services Group CEO is determined to turn his bank into a trillion-dollar giant, reshaping the industry in the process." – The Wall Street Journal, (9/10/25)[a]

Huntington


We don't believe HBAN is Institution A:
- "We were not involved in Comerica." –Stephen D. Steinour, Chairman, President & CEO of HBAN, (3Q25 Earnings Call, 10/17/25)
- $7.4Bn[b] CADE acquisition indicates HBAN wanted to do a big acquisition and tap into TX

Canadian Banks
 

Fairly price insensitive
- TD Bank offered ~37% premium to FHN[c]
- Nova Scotia paid ~18% premium for its investment in KEY[d]
- BMO acquired Bank of the West for $16.3Bn[e]

Other Potential Parties


...And Other Super-Regionals



"[WFC's] CEO acknowledged that...Wells Fargo's transformation...puts the company in a position to at least consider an acquisition of another bank..." – Truist Securities, "WFC – Notes from the Road," (11/11/25)

With CMA, WFC's FDIC share of total deposits would be ~8.1%[f] (just under the 10% cap), which would have made it an ideal target.

"In Texas, Comerica has a beachhead in the four fast -- large fast-growing markets in the state and really excellent locations in terms of the way that they score on our location attractiveness model...

*So, one important note here, I think **Comerica has been talked about for a decade because it's widely prized. There are a lot of people that had an interest in it**."*

- Tim Spence, Chairman/CEO FITB (10/6/2025)

By FITB's own Chairman: Comerica has been "widely prized" for a decade, with "a lot of people" interested – confirming broad, multi-party interest in Comerica

Source: FDIC, Company filings, earnings call transcripts, S&P Capital IQ Pro.
(a)   The Wall Street Journal, "The CEO Who Wants to Double the Size of His Bank to $1 Trillion," 9/10/25.
(b)   Press Release, "Huntington Bancshares Incorporated to Acquire Cadence Bank," 10/27/25.
(c)   Calculated based on $25.00 offer price and closing price as of 2/25/22. Press Release, "TD to Expand in the Southeastern U.S. with Acquisition of First Horizon," 2/28/22.
(d)   Calculated based on $17.17 share price and closing price as of 8/9/24. Press Release, "Scotiabank announces agreement to acquire 14.9% equity interest in KeyCorp," 8/12/24.
(e)   Purchase price is not net of estimated excess capital at closing. Press Release, "BMO Financial Group accelerates North American growth with strategic acquisition of Bank of the West," 12/20/21.
(f)   Calculated by HoldCo. Based on deposit data provided by the FDIC and assumes the total US deposits denominator to calculate % share is $18.1Tr; based on this data, WFC currently has ~7.7% share of total US deposits.



...And Let's Pause For a Minute. With That Ideal Setup, What Did You Do? And Tell Us, Independent Directors With Incredibly Impressive Biographies and Seemingly Unimpeachable Character: Was It Worth It? Here's What We Think You Did...



"Oh, look what you've done

You've made a fool of everyone

Oh well, it seems like such fun

Until you lose what you had won."

- Jet



...First Move: You Seemingly Let Your Conflicted Chairman Steer You To The Conclusion That, Because His Preferred Buyer's Proposal "Appropriately Valued Comerica," Fifth Third Was Therefore "Optimal" — and That No Real Competitive Process or Negotiation Needed To Be Run...

> *"The Comerica board of directors discussed alternative potential counterparties to a business combination transaction and, following discussion, including based on the strategic factors outlined in the section entitled "Comerica's Reasons for the Merger; Recommendation of the Comerica Board of Directors", determined that Fifth Third would be the* optimal merger counterparty *to a business combination transaction if* Fifth Third were to make a proposal which appropriately valued Comerica, *and authorized senior management to engage with Fifth Third further."*

> *"On September 23, 2025, the Comerica board of directors held a meeting to discuss the Fifth Third proposal…The Comerica board of directors discussed its preference for a transaction with Fifth Third, including on the basis that the Fifth Third proposal* appropriately valued Comerica…"

- FITB / CMA S-4 (11/5/2025)

Is it the Board's position that Fifth Third's proposal is "optimal" vis-à-vis a hypothetically superior PNC or HBAN proposal, provided only that FITB "appropriately valued Comerica?" Respectfully, that conclusion appears unsupportable.

We see what you did there…

And then, repeating the magic phrase again seemingly to justify a non-process



...Second Move: You Apparently Elect Not To Engage Institution A's Repeated, Unsolicited Proposals and Neither Disclose a Competing Bid Nor Solicit a Revised One — Creating The Impression Their Offer Remains Live and Awaiting Your Counter...

"In September 2025, the Chief Executive Officer of Financial Institution A verbally proposed to Mr. Farmer a potential all-stock merger transaction between Financial Institution A and Comerica. Thereafter, the Chief Executive Officer of Financial Institution A verbally communicated a revised proposal to merge with Comerica in an all-stock transaction."

\- FITB / CMA S-4 (11/5/2025)

This is the last entry in the Background of the Mergers that references any correspondence with Institution A. The record suggests that after its CEO submitted a revised proposal, you went silent while advancing to signing with your preferred suitor.

Source: FITB/CMA S-4 Filing (11/5/2025).



…Which Is All The More Indefensible Given Your Own Characterization of Institution A's Multiple Bids as "Preliminary," Acknowledging They Were Opening Offers In What Should Have Been a Multi-Round Negotiation…

"The Comerica board of directors concluded that such proposals made by Financial Institution A were preliminary…"

\- FITB / CMA S-4 (11/5/2025)

Had you engaged, we believe those "preliminary" bids would have matured into definitive proposals — at likely materially higher levels



...Third Move: It Seems Likely That HBAN Was Either Institution A or Was Never Contacted — and It's Not Clear Which Would Be Worse. Given Their Recent $7.4Bn Acquisition of TX-Based CADE at a >3-Year TBV Earn-Back, It Seems Highly Probable They Would Have Been Willing To Pay Far More Than The Zero–TBV-Dilutive Fifth Third Bid...

"With more than 390 locations across Texas and the South, the addition of Cadence marks a significant milestone in Huntington's strategic growth. The partnership, in conjunction with the recently closed acquisition of Veritex Community Bank, will give Huntington the fifth deposit market share in Dallas, the fifth deposit market share in Houston, and the eighth deposit market share across the state of Texas...

...Based on Huntington's closing price of $16.07 as of October 24, 2025, the consideration implies $39.77 per Cadence share or an aggregate transaction value of $7.4 billion. The transaction is expected to be 10% accretive to Huntington's earnings per share, mildly dilutive to regulatory capital at close, and 7% dilutive to tangible book value per share with earn-back in three years inclusive of merger expenses."

- HBAN Press Release (10/27/2025)

"We were not involved in Comerica."

– Stephen D. Steinour, Chairman, President & CEO of HBAN (3Q25 Earnings Call, 10/17/2025)

Clearly, HBAN was willing to "go big" to build out Texas, which Spence touts as one of CMA's core strengths

"In Texas, Comerica has a beachhead in the four fast -- large fast-growing markets in the state and really excellent locations in terms of the way that they score on our location attractiveness model"

- Tim Spence Chairman/CEO FITB (M&A Call, 10/6/2025)

The CADE transaction was comparable in size to CMA and HBAN was willing to pay a price that was dilutive to TBV with a ~3-year earn-back

	FITB / CMA	HBAN / CADE
Earnback	None	3 Years
TBV Dilution	None	7%

Source: HBAN Press Release (10/27/25) and Bloomberg Call Transcript.

16



...And Even With a Much Smaller Buyer Universe (Especially After Fifth Third Is Taken Off the Field) and an Opening HBAN Bid That Already Bakes In Substantial TBV Dilution, CADE Does Something Radical — At Least By Comerica's Standards: It Actually Negotiates — and, Surprise, Surprise, The Deal Still Closes...

1 "On August 21, 2025, Mr. Steinour [HBAN] orally conveyed to Mr. Rollins [CADE] proposed merger consideration consisting of 2.348 shares of Huntington common stock for each share of Cadence common stock…Following evaluation of Mr. Steinour's proposal by Cadence management in consultation with KBW, acting as Cadence's financial advisor, Mr. Rollins [CADE] informed Mr. Steinour [HBAN] that the offer was insufficient, but agreed to continue discussions to see if the offer could be improved."

This opening offer is rejected by CADE despite the fact that it contemplates TBVPS dilution of ~6%[(a)] to HBAN, which is already a far higher price than the zero TBV/share dilution deal agreed by CMA

2 "On September 2, 2025, Mr. Steinour [HBAN] orally conveyed to Mr. Rollins [CADE] a revised merger consideration consisting of 2.430 shares of Huntington common stock for each share of Cadence common stock…Following evaluation of the revised offer by Cadence management in consultation with KBW, Mr. Rollins [CADE] informed Mr. Steinour [HBAN] that the offer was still insufficient, but agreed to continue negotiating the merger consideration with Mr. Steinour."

The revised offer is also rejected by CADE

3 "On September 4, 2025, Mr. Standridge [HBAN], delivered to Mr. Rollins [CADE] a letter of intent (the "Huntington LOI"), which included a non-binding term sheet that, among other things,… included merger consideration consisting of 2.475 shares of Huntington common stock for each share of Cadence common stock…"

After a back-and-forth negotiation, final terms are agreed

"On May 9, 2025, Mr. Steinour [HBAN] contacted…Cadence's financial advisor in connection with other transactions, to suggest a meeting between Mr. Steinour [HBAN] and Mr. Rollins [CADE]…At that meeting, [HBAN] expressed his interest in pursuing discussions regarding a potential business combination transaction involving Huntington and Cadence."

And notably, this back-and-forth occurs more than three months after HBAN first approaches CADE and after discussions and diligence — a far cry from the fire-sale shotgun marriage consummated by Comerica

Source: HBAN/CADE S-4 Filing (11/22/25) and Merger Presentation (10/27/25).
(a) Estimated based on the same assumptions provided by the merger presentation (page 17).



…Fourth Move: And It Seems Likely That Other Strong Candidates, Like PNC, Were Never Even Solicited (If PNC Was Not Institution A) — Which Would Be Indefensible, Given That PNC Is Fresh Off Winning a Bidding War For FirstBank and Paying a >3-Year TBV Earn-Back, All While Wielding The Most Resilient Acquisition Currency In U.S. Banking…

"Between late June and early July 2025, representatives of Goldman Sachs and Morgan Stanley contacted eight potential counterparties, including PNC, to gauge their interest in a potential strategic transaction with FBHC. FBHC subsequently entered into customary confidentiality agreements with six such parties…

…On August 18, 2025, all six counterparties submitted non-binding indications of interest…aggregate consideration offered in these proposals ranged from $3.25 billion to $3.8 billion. PNC's initial indication of interest had an indicative aggregate valuation of $3.75 billion…

…On August 30, 2025, PNC and representatives of Morgan Stanley discussed PNC's ability and interest in entering into a transaction on an accelerated time frame, targeting a September 5, 2025 execution date...

…On August 31, 2025, FBHC's CEO conducted a further series of calls…the [FBHC] directors agreed that, if PNC was willing to sufficiently increase its purchase price, they would support working with PNC's accelerated timeframe…On August 31, FBHC's CEO called PNC's CEO…In the conversations, PNC's CEO initially offered to increase the aggregate price to $4 billion and FBHC's CEO requested $4.25 billion. The CEOs ultimately agreed on an implied aggregate purchase price valuation of $4.125 billion..."

- PNC / FirstBank S-4 (10/7/2025)[a]

FirstBank's (FBHC) Marketing Process[a]

2022 Process	• Reached out to 13 counterparties • 6 signed confidentiality agreements • 4 submitted first round IOIs • FBHC passed on the IOIs
2025 Process	• Reached out to 6 counterparties • All 6 submitted IOIs with valuation ranges of $3.25-$3.8Bn • 3 selected to proceed to Round 2 • PNC offered accelerated timeframe • PNC and FBHC settled on $4.125Bn valuation, +$375MM vs. initial offer

PNC's Offer Had a 3.3 Year Earn-Back

PNC Announces Agreement to Buy FirstBank[b]

Significantly Growing Presence in Colorado & Arizona

September 8, 2025

Key Financial Metrics	▪ ~ 25% internal rate of return
	▪ 3.8% TBV dilution; earn-back of 3.3 years

Relative Resilience of Currency After Recent Merger Announcements[c]

(0.4%)

PNC (9/8/25)

(2.4%)

FITB (10/6/25)

(a)   PNC and FirstBank S-4 (10/7/25), Bloomberg.
(b)   Merger Presentation, "PNC Announces Agreement to Acquire FirstBank," 9/8/25.
(c)   Calculated for PNC as % change in PNC's share price from 9/5/25 close to 9/8/25 close less the change in KRE's price over the same timeframe. Calculated for FITB as % change in FITB's share price from 10/3/25 close to 10/6/25 close less the change in KRE's price over the same timeframe (KRE based on the SPSIRBK Index on Bloomberg, the S&P Regional Banks Select Industry Index).



...<u>Fifth Move:</u> Fifth Third's Board Is Clearly Willing To Negotiate — a Fact Reflected In The Range of Exchange Ratios In Its Opening Offer. Yet You, Shockingly, Appear To Stand Idle While Your Conflicted Chairman Does Not Negotiate and Agrees To The Floor of Fifth Third's Opening Exchange-Ratio Range After Just Five Days of Diligence — With No Counter at All...

1 *"Later that day, Mr. Spence called Mr. Farmer and communicated the key terms of a nonbinding written indication of interest for the acquisition of Comerica that Fifth Third intended to deliver to Comerica the next day, including that Fifth Third's proposal would contemplate an all-stock transaction and include a range of potential exchange ratios, whereby Comerica stockholders would receive at least 1.8663 shares of Fifth Third common stock for each share of Comerica common stock (with the final exchange ratio to be determined following due diligence)."*

> Where the final exchange ratio fell in the range will be determined on the basis of due diligence and negotiation

2 *"Following this meeting, on September 23, 2025, Mr. Farmer communicated to Mr. Spence Comerica's willingness to negotiate the terms of the potential transaction."*

> Your Conflicted Chairman tells FITB the final exchange ratio will be subject to further negotiation

3 *"Following this discussion, [On September 25, 2023], the Fifth Third board of directors directed Mr. Spence to continue to negotiate with Mr. Farmer."*

> FITB takes your Conflicted Chairman at his word and stands ready to negotiate the final exchange ratio — hence its prior submission of a range

4 *"From September 25, 2025 through the execution of the merger agreement, representatives of Comerica and Fifth Third and their respective financial and legal advisors exchanged information regarding the Comerica and Fifth Third businesses and conducted mutual due diligence."*

> Due diligence begins on this date

5 *"On September 30, 2025, Mr. Spence communicated to Mr. Farmer Fifth Third's final proposed exchange ratio which was consistent with the exchange ratio range initially proposed in Fifth Third's September 23, 2025 indication of interest."*

> So diligence starts September 25 and runs just five calendar days — even fewer business days; as #7 below shows, this is the most charitable reading of "consistent" that even Wachtell could advance

6 *"On October 3, 2025...the Comerica board of directors authorized Comerica's senior management, financial advisor and legal advisor to seek to finalize the terms of the business combination with Fifth Third on the basis discussed at the meeting."*

> Ah yes, "negotiation." So much for that

7 *"Fifth Third Bancorp (Nasdaq: FITB) and Comerica Incorporated (NYSE: CMA) today announced that they have entered into a definitive merger agreement under which Fifth Third will acquire Comerica in an all-stock transaction valued at $10.9 billion. Under the terms of the agreement, Comerica's stockholders will receive 1.8663 Fifth Third shares for each Comerica share..."*

> **This isn't negotiation; it's surrender at the low end of their initial opening gambit — the absolute floor of FITB's first-shot range**

- FITB / CMA S-4 (11/5/2025) and 8-K (10/6/2025)

Source: FITB/CMA S-4 Filing (11/5/2025) and FITB/CMA 8K (10/6/2025).



HOLDCO
ASSET MANAGEMENT

…Sixth Move: And You Accept, Seemingly Without Negotiation and Without Reaching Out To Any Other Parties, a Zero Tangible Book Dilution Deal Which Is Unprecedented Amongst Large Bank Transactions In a Non-Zero Rate Environment and Despite PNC and HBAN Having Done Two Large 3+ Year Earn-Back Deals In Recent Months…

TBV / Share Dilution (%) and Earn-Back at Announcement Date: Recent Large Bank Deals Over The Last 5 Years[(a)(b)(c)]

	SSB-IBTX	PNFP-SNV	PNC-BBVA	COLB-PPBI	HBAN-CADE	HBAN-TCF	UMPQ-COLB	PNC-FirstBank	WBS-STL	USB-Union	MTB-PBCT	FITB-CMA
Earn-Back (Year)	2.0	2.6	n/a	3.0	3.0	2.7	2.6	3.3	<1Y	1.5	Accretive	No dilution
TBV / Share Dilution %	(9.6%)	(9.0%)	(8.5%)	(7.6%)	(7.0%)	(7.0%)	(5.9%)	(3.8%)	(2.0%)	(1.0%)	0.4%	0.0%
Announcement Date	5/20/24	7/24/25	11/16/20	4/23/25	10/27/25	12/13/20	10/12/21	9/8/25	4/19/21	9/21/21	2/22/21	10/6/25
MOE?	No	Yes	No	No	No	No	No	No	Yes	No	No	No

The deals with very low dilutions were announced when 2-year Treasuries were <1% and thus the merger math was more favorable, with positive interest rate marks on loans/securities

Source: *Company SEC Filings and S&P Capital IQ Pro.*

(a) Historical bank deals pulled using a 'SNL Mergers & Acquisitions' screen from S&P Capital IQ Pro based on following criteria: i) banks, savings banks/thrifts for deal type, ii) USA for geography, iii) both pending and completed for deal status. The list of the deals reflects the top 10 largest deals over the past 5 years, plus more recent deals (since 2024) above $2bn in deal value (PNC-FirstBank, COLB-PPBI and SSB-IBTX).

(b) Earn-back period and TBV/share dilution % are based on reported methodologies per each of the merger presentations at the announcement date. 'n/a' represents not available.

(c) HBAN-CADE TBV/share dilution % based on the TBV/share dilution % to 1Q26E. USB-Union earn-back based on cross-over methodology. WSB-STL TBV/share dilution % represents 'less than 2%'.

20



...Seventh Move: You Cede Control To Your Conflicted Chairman and Ram Through an Unprecedented Rushed Timeline For a Non-Distressed Deal — Which Appears Designed To Block a Bump From Institution A and Deter Fresh Bids...

Number of Days from Initial Merger Discussion Until Execution of Merger Agreement[a]

Recent Large Bank Deals Over Last 5 Years[b]

FITB-CMA	17
MTB-PBCT	60
WBS-STL	43
PNC-FirstBank	67
UMPQ-COLB	67
HBAN-TCF	45
HBAN-CADE	117
COLB-PPBI	71
PNFP-SNV	98
SSB-IBTX	168

Median of 67 Days

Distressed Acquisitions During The GFC

Deal	Days
PNC-NCC	18
WFC-WB	13

FITB-CMA merger more closely resembles some large distressed bank acquisitions that took place during the GFC...

Source: Company SEC Filings and S&P Capital IQ Pro.

(a) Based on "Background of the Merger" section of S-4 for each deal. Days calculated/estimated from the date on which either i) the initial merger conversation began between the two parties or ii) the sale/merger process commenced, until the date on which the merger agreement was executed. For PNC-FirstBank, deal beginning date is estimated as of 6/30 based on language "Between late June and early July 2025."

(b) Historical bank deals pulled using a 'SNL Mergers & Acquisitions' screen from S&P Capital IQ Pro based on following criteria: i) banks, savings banks/thrifts for deal type, ii) USA for geography, iii) both pending and completed for deal status. The list of the deals reflects the top 10 largest deals over the past 5 years, plus more recent deals (since 2024) above $2bn in deal value (PNB-FirstBank, COLB-PPBI and SSB-IBTX). Deals with no S-4 available are excluded from the list (HBAN-CADE, PNC-BBVA, and USB-Union)



...And To Foreclose The Risk That a Newly Elected Board Arrives In Time To Remove The Conflicted Chairman Before Closing...

7/28/2025
HoldCo publishes Presentation
"To The Board of Directors of Comerica Inc.: We Echo Mayo – If Not Now, Then When?"

> *"The truth is that he [Mr. Farmer] is a salaried employee, and compensation can be modified and his position can be terminated by swift action by the Board"*
>
> *"We believe his [Mr. Farmer's] poor management and obfuscatory communication tactics... are grounds for his immediate dismissal"*

9/9/2025
American Banker reports
"Comerica, amid pressure to sell, makes case for independence"

> *"Vik Ghei, HoldCo's co-founder and co-chief investment officer, said: 'We rarely run across people who question whether Comerica should be sold. The debate is almost always around whether Curtis Farmer will let it happen. And it's up to this 11-person board to put shareholders first. That's why we take our fight to the board.'"*

7/2025	8/2025	9/2025	10/2025	11/2025	12/2025	1/2026	2/2026	3/2026	4/2026	5/2026

10/5/2025
Your Conflicted Chairman sprints to execute definitive agreements and kick off the approval clock

"Anticipated closing end of first quarter 2026"
Per October 6, 2025 Merger Presentation

CMA 2026 Annual Shareholder's Meeting (est.)[a]

Curtis Farmer Payment Outcomes [b]

Retirement / Not-For-Cause Termination	$2,037,960
For-Cause Termination	$0
Change of Control	$35,135,865
Disability	$4,162,304
Death	$15,036,560

If Farmer is terminated before the merger closes — whether for-cause ($0) or not-for-cause (treated as retirement, ~$2M) — he receives no Change-of-Control payment

Source: HoldCo Asset Management, *To The Board of Directors of Comerica Inc.: We Echo Mayo – If Not Now, Then When?* (7/28/2025); American Banker, *Comerica, amid pressure to sell, makes case for independence* (9/9/2025); FITB/CMA *Investor Presentation* (10/6/2025).
(a)   Estimated date based upon CMA's 2025 annual shareholder meeting date of April 29, 2025.
(b)   Per CMA's March 17, 2025 proxy (p. 75), because Farmer is retirement-eligible, any voluntary or not-for-cause termination is treated as Early Retirement (~$2M), while the 'Termination' line reflects only a for-cause termination ($0). In both cases, Farmer is not eligible for any Change-of-Control payment, which requires the merger to close and a qualifying termination thereafter.



...<u>Eighth Move:</u> You Rubber-Stamp a Deal Your Conflicted Chairman Negotiated With The Only Counterparty Poised To Give Him a Windfall He'd Never See Under The Status Quo...

Conflicted Chairman Farmer's Compensation Package			
	Scenario #1: **Sale to FITB**	**Scenario #2:** **CMA Sells & Farmer Fired**	**Scenario #3:** **Farmer Fired Before a Sale**
Position	Vice Chairman; Board Member guaranteed for 10 years	Unemployed	Unemployed
Annual Compensation	$8.75MM	$0	$0
CIC / Deferred Comp. Amount / Retirement Benefits	$10.625MM (Deferred Comp.) $20.2MM (Options/RSUs/PSUs)	$42.5MM	$2MM in retirement benefits ($0 if "for cause")
Cash-Based Completion Award	$5.0MM	$0	$0
Cash-Based Integration Award	$5.0MM	$0	$0
Other Benefits	Executive Office, Administrative Support, Travel/Expense Benefits, Personal Use of Private Jet ($200K/Year)	None	None
Total Est. Guaranteed Compensation	$60.9MM	$42.5MM	$0 to $2MM
Total Est. Potential Comp. After 10 Years	$140.4MM	$42.5MM	$0 to $2MM

Source: FITB/CMA <u>S-4 Filing</u> (11/5/2025).
Note: See the "Farmer Compensation Appendix" for the detailed assumptions underlying Scenario #1, including "Total Est. Guaranteed Compensation" and "Total Est. Potential Compensation." The estimates shown here rely on ambiguous, incomplete, and often unclear S-4 disclosures, requiring multiple modeling assumptions. Because the S-4 fails to specify several key terms, these figures are highly uncertain and may be materially inaccurate.



…And Do You Really Expect Anyone To Believe That Your Conflicted Chairman's Outsized Role at Fifth Third (as Vice Chair) Never Came Up In His Multiple Unsupervised Meetings With Mr. Spence? The S-4 Says Nothing About It — Yet "Governance of Fifth Third Following The Potential Acquisition" Somehow Appears In The Initial Proposal…

It sure sounds like your Conflicted Chairman's generous go-forward role was spelled out in the IOI he privately hammered out with Mr. Spence — even as the S-4 stays conspicuously vague

"Mr. Spence presented an overview of the nonbinding indication of interest delivered to Comerica, including the contemplated form and amount of consideration and the governance of Fifth Third following the potential acquisition"

"…Fifth Third entered into a letter agreement with Mr. Farmer… Under the letter agreement, Mr. Farmer's employment period with Fifth Third will begin on the effective date of the mergers… During the employment period, Mr. Farmer will serve as Vice Chairman of Fifth Third and Fifth Third Bank, reporting directly to Fifth Third's Chief Executive Officer. He will receive annual compensation of $8,750,000… including the use of corporate or company-paid aircraft for personal purposes, with a value not exceeding $200,000 per year… On the effective date, Fifth Third will credit $10,625,000 (the "DC Amount") to a deferred compensation plan account established for Mr. Farmer… Additionally, he will receive a $5,000,000 cash-based completion award… and a $5,000,000 cash-based integration award…"

- FITB / CMA S-4 (11/5/2025)

Source: FITB/CMA S-4 Filing (11/5/2025).



HOLDCO ASSET MANAGEMENT

…**Ninth Move:** You Bar Any Real Market Check, Make It Nearly Impossible For Directors To Consider an Unsolicited Bid, and Structure a Break-Up Fee That Is Payable In Unreasonable Circumstances, Thus Making It Punitive For Shareholders To Vote Down The Deal…

No shopping allowed, and directors can't even consider an unsolicited bid unless not doing so would "more likely than not" breach their fiduciary duties — an unreasonably high bar. And even then, FITB effectively gets a matching right.

*"**Each of Fifth Third and Comerica has agreed that it will not…engage or participate in any negotiations concerning any acquisition proposal…However, in the event** that after the date of the merger agreement and prior to the receipt of…the requisite Comerica vote, in the case of Comerica, **a party receives an unsolicited bona fide written acquisition proposal, it may…participate in negotiations or discussions** with the person making the acquisition proposal **if** the…Comerica board of directors…concludes...that **failure to take such actions would be more likely than not to result in a violation of its fiduciary duties…In addition, each party has agreed to (1) promptly…advise the other party following receipt of any acquisition proposal** or any inquiry which could…lead to an acquisition proposal…and… to provide the other party with an unredacted copy of any such acquisition proposal…and to keep the other party apprised of any related developments…"* - FITB / CMA S-4 (11/5/2025)

The break-up fee is so aggressive that CMA may have to pay it even if shareholders vote down the merger and CMA later sells the bank to a completely new bidder who never previously approached the company.

*"**In the event**…prior to the termination of the merger agreement, **a bona fide acquisition proposal has been communicated to…Comerica**…or any person has publicly announced…an acquisition proposal with respect to Comerica, **and (i) (A) thereafter the merger agreement is terminated by either Fifth Third or Comerica** because the first merger has not been completed prior to the termination date, and Comerica has not obtained the required vote of Comerica stockholders…**and (ii) prior to the date that is twelve (12) months after the date of such termination, Comerica enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (<u>whether or not the same acquisition proposal as that referred to above</u>)…the termination fee [$500 million] must be paid to Fifth Third**…"* - FITB / CMA S-4 (11/5/2025)

Source: *FITB/CMA S-4 Filing (11/5/2025), S&P Capital IQ Pro.*



…And Since That's Not Enough, You Agree To Provisions That Prevent a "No" Shareholder Vote From Terminating The Deal…

"…on or before October 5, 2026 of the date of the Agreement…the 'Termination Date'…"

- FITB / CMA S-4 (11/5/2025)

"…If either Comerica or Fifth Third shall have failed to obtain the [required votes] at the duly convened [shareholder meetings]…each of the parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transactions … and/or resubmit this Agreement and the transactions contemplated hereby…to its respective shareholders or stockholders, as applicable, for approval.

- FITB / CMA S-4 (11/5/2025)

If shareholders vote the deal down in January, their voices are effectively ignored, and the company will keep working with Fifth Third for as long as nine more months to try to push the deal through

Source: FITB/CMA S-4 Filing (11/5/2025).



...And, as The Cherry On Top, You Set The Termination Fee at an Almost Unprecedented Level...

Termination Fees as a Percent of Deal Value[a]



FITB-CMA	HBAN-CADE	HBAN-TCF	COLB-PPBI	MTB-PBCT	SSB-IBTX	COLB-UMPQ	PNC-FirstBank
4.6%	4.0%	4.0%	3.8%	3.7%	3.0%	2.8%	2.4%

Source: Company SEC filings, S&P Capital IQ Pro.

(a)   Percentages calculated based on the deal values disclosed in the merger presentation for each deal. Based on historical bank deals pulled using a 'SNL Mergers & Acquisitions' screen from S&P Capital IQ Pro based on following criteria: i) banks, savings banks/thrifts for deal type, ii) USA for geography, iii) both pending and completed for deal status. The list of the deals reflects the top 10 largest deals over the past 5 years, plus more recent deals (since 2024) above $2bn in deal value (PNB-FirstBank, COLB-PPBI and SSB-IBTX). Excluded MOEs and acquisitions without termination fees/related disclosure as of 11/13/25.



...And We Still Stand By The Rough Price Thoughts We Expressed In Our July Deck...

	HoldCo's Acquisition Analysis (7/28/25 Presentation)			**Actual**
	FIFTH THIRD BANCORP	**PNC**	**Huntington**	**FIFTH THIRD BANCORP**
Consideration	100% stock deal			100% stock deal
Synergies		35% cost saves ← Exactly the same as FITB's assumption →		35% cost saves
One-Time Merger Cost + Fair Value Marks + Credit Marks	$675MM merger cost + $217MM write-down on gross loans; $1.9Bn write-down on AFS securities; $457MM termination of hedges + $698MM credit mark — ~$3.9Bn Total			$1.3Bn restructuring charge + $1.7Bn write-down on AFS securities; $0.5Bn in other losses + $806MM credit mark — ~$4.3Bn Total
		Roughly the same as FITB's assumption →		
Core Deposit Intangibles	3% of non-CD deposits amortized over 10 years			$1.3Bn amortized over 10 years
Share Purchase Price	**3-Year Earn-Back Equates To:**[a]			**No TBV dilution**
	$106.6	$104.6	$97.2	$82.9
Process	Competitive		But price expectations widely differ	Non-Competitive

Source: FITB/CMA merger presentation (10/6/2025), FITB/CMA S-4 Filing (11/5/2025), To The Board of Directors of Comerica Inc.: We Echo Mayo – If Not Now, Then When? (7/28/2025).

(a)   Calculated by HoldCo. 3-Year earn-back prices for HoldCo's Acquisition Analysis based on market/financial data as of 7/24/2025.



…And By The Way: One Month, Zero Outreach — So Why Is J.P. Morgan Walking Away With The Largest Regional-Bank Fee Ever[a] For This Process?...

Top 10 Largest Advisory Fees Paid To a Bank Seller's Financial Advisor(s) Over Last 20 Years[a]

($ in 000s)

Advisory Fee Paid to J.P. Morgan

Buyer/Seller	Fifth Third/Comerica	M&T Bank/People's United Financial	Wells Fargo/Wachovia	First Horizon National / IBERIABANK	Pinnacle Financial Partners/Synovus Financial	Bank of New York Company/Mellon Financial	PNC Financial/FirstBank Holding	Canadian Imperial Bank of Comm./Private Bancorp	BB&T / SunTrust Banks	Huntington Bancshares/TCF Financial
	$75,000	$54,000	$50,000	$48,600	$47,500	$46,581	$46,000	$41,250	$39,000	$34,000

Source: Company SEC Filings and S&P Capital IQ Pro.

(a) Above table represents the top 10 largest disclosed total advisory fees paid, as calculated by HoldCo using S&P Capital IQ Pro data, in connection with a sale to a seller's financial advisors in the U.S. Banking industry over the last 20 years.



HOLDCO
ASSET MANAGEMENT

…On Second Thought, Maybe JPM Did Earn Every Penny — This "Fairness" Opinion Is Priceless: It "Confirms" Your Unsupportable Belief That Once Your Pre-Picked Suitor, FITB, "Appropriately Values" CMA, The Market Check Can Be Scrapped…

"On September 23, 2025, the Comerica board of directors held a meeting to discuss the Fifth Third proposal. Representatives of J.P. Morgan and Wachtell Lipton were present at the meeting. Members of Comerica senior management and J.P. Morgan provided their views regarding a potential transaction with Fifth Third, including as it compared to a transaction with Financial Institution A and other potential counterparties. The Comerica board of directors discussed its preference for a transaction with Fifth Third, including on the basis that the Fifth Third proposal appropriately valued Comerica…"

"…J.P. Morgan rendered its oral opinion to the Comerica board of directors… the exchange ratio in the proposed first merger was fair, from a financial point of view, to the holders of Comerica common stock."

\- FITB / CMA S-4 (11/5/2025)

By invoking the "magic phrase" described on page 13, you declare the process complete

Source: FITB/CMA S-4 Filing (11/5/2025).



...And an Important Aside: The Comp Set Is Apples-To-Oranges — CMA's Stated TBV Is Essentially Fully Marked; Peers' Are Not. J.P. Morgan Ignores This and Fails To Normalize — Despite Our July Deck On Pages 26-27, Which They Must Have Read...

2Q'25 P/TBV of J.P. Morgan's Selected Comparable Banks (and including CMA)[a]

JPM's valuation range of 1.47x-1.58x

Price/TBV (Stated)

COLB	CMA	BOKF	ZION	WTFC	CADE	FHN	WBS	ONB	SSB	UMBF	CFR
1.43x	1.47x	1.50x	1.55x	1.59x	1.65x	1.66x	1.70x	1.76x	1.91x	2.00x	2.43x

Price/TBV[b] (incl. HTM Security Marks)

COLB	CMA	BOKF	ZION	CADE	FHN	WTFC	ONB	WBS	SSB	UMBF	CFR
1.43x	1.47x	1.54x	1.56x	1.65x	1.69x	1.75x	1.90x	1.93x	2.02x	2.21x	2.59x

Price/TBV[b][c] (incl. HTM Security & Loan Marks)

CMA	BOKF	COLB	CADE	FHN	WTFC	ZION	SSB	UMBF	ONB	WBS	CFR
1.48x	1.51x	1.87x	1.89x	1.93x	2.00x	2.07x	2.13x	2.18x	2.26x	2.52x	2.79x

> *"J.P. Morgan also performed a regression analysis to review, for the selected companies identified above, the relationship between (i) P/TBV and (ii) 2026E ROATCE. Based on the results of the above analysis, J.P. Morgan then applied multiple reference ranges of...1.47x to 1.58x for P/TBV to estimates of Comerica's...tangible book value per share of Comerica common stock as of June 30, 2025, respectively."*
> - FITB / CMA S-4 (11/5/2025)

JPM Arbitrarily Uses a Low P/TBV Range and Fails To Account For Fair Value Marks

Source: Company SEC Filings, S&P Capital IQ Pro, and FITB/CMA S-4 Filing.
Note: JPM's valuation range shown above based on their "Public Trading Multiples Analysis."
(a)   Market data as of October 3, 2025 per page 100 of the S-4 filing; Comparable bank group per page 99 of the S-4 filing.
(b)   Assuming a 21% tax rate, including unrealized losses on HTM securities into tangible book value.
(c)   Assuming a 21% tax rate, including unrealized losses on loans and HTM securities into tangible book value; losses on loans estimated using company's fair value disclosures per filings.



...And By The Way, How Is "Direct Express" — The Business CMA Lost and FITB Won Just Before The Merger, With Your Conflicted Chairman Phoning Spence To "Congratulate Him" a Week Before Asking For a Bid — Mentioned Only Once In The Entire S-4[a]?...

AMERICAN BANKER

November 5th, 2025

"That mid-September phone call came just over a week after the two chief executives' previous phone conversation. Farmer had rung Spence to congratulate him on taking over a contract from Comerica, making Fifth Third the financial agent for a U.S. government prepaid debit card program."

Source: FITB/CMA, *S-4 Filing*; American Banker, *Another bank tried to buy Comerica before Fifth Third deal* (11/5/2025).

(a)   Referenced only on page 49 of the S-4 filing within the section CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS: "the timing and impact of transitioning Comerica's Direct Express network to Fifth Third."



...Finally, About Us

We Are Not "Lock-In-The-Win and Walk" People

Refer to Section II — we suffered a significant loss,
after which the opposing side lost everything



II.   When We Lost Bad – And The Other Side Lost Everything



When We Own ~5% of Boston Private in 2021, the Board Runs a Sale Process Nearly as Bad as This One — Handing the Keys to a Preselected, Overvalued, Arrogant Buyer While the CEO Secures a 'Special' Arrangement. We Fight It…


REUTERS

Investor opposes Boston Private's sale to SVB Financial

JAN 27, 2021 8:15AM EST
Written by **Svea Herbst-Bayliss**

BOSTON, Jan 27 (Reuters) - Investment firm HoldCo Asset Management is challenging Boston Private Financial Holdings Inc's board over its decision to sell itself to SVB Financial for $900 million, according to two people familiar with the matter.

HoldCo, a 10-year old New York-based investment firm that owns roughly 4.9% of Boston Private, is expressing its concern over the bank's proposed sale by nominating five directors to its eight-member board, the sources said.

The investment firm is concerned that the sale process was not transparent enough, that the proposed price was too low and that the current board, which it blames for the bank's underperformance, would not achieve the best outcome for shareholders, the sources said.

AMERICAN BANKER
Low premium in Boston Private deal has big investor howling

By **Jim Dobbs** January 06, 2021, 3:53 p.m. EST

Boston Private Financial Holdings is already catching flak from a shareholder for its proposed sale to SVB Financial Group in Santa Clara, Calif.

The $9.7 billion-asset company agreed on Monday to be sold to the $97 billion-asset SVB for $900 million. The price represented a 120% premium to Boston Private's tangible book value, making it one of the lowest premiums for a bank with $5 billion to $15 billion of assets in the last two years, based on data compiled by Keefe, Bruyette & Woods.

HoldCo Asset Management, which owns 4.9% of Boston Private's stock through a group of managed funds, issued two letters after the deal's announcement. The first letter, addressed to Anthony DeChellis, Boston Private's CEO, and Steve Waters, the company's chairman, claimed that the "price is grossly too low," while seeking more information about the conditions that led to the merger agreement.

"Our primary concern is that, based on comments made on the call and our review of the transaction metrics, it does not appear [Boston Private] … conducted a competitive process to maximize value for shareholders," Vik Ghei and Misha Zaitzeff, HoldCo's co-founders, wrote in the first letter.

Boston Private Investor Opposes Silicon Valley Bank Merger
BE BANKING EXCHANGE

HoldCo Asset Management says shareholders should vote against deal following ISS report

04/19/2021 - 18:26 | Written by Banking Exchange staff

An investor in Boston Private Financial Holdings (BPFH) has urged shareholders to reject its proposed merger with SVB Financial Group.

SVB, the parent company of Silicon Valley Bank, announced on January 4, 2021 that it had entered into a definitive merger agreement to acquire BPFH.



HoldCo Asset Management, which owns 4.9% of the shares in BPFH, issued a statement in response to the publication of a *"cautionary"* report by Institutional Investor Services (ISS) that raised several concerns relating to the transaction process and valuation of the planned deal.

In its statement, HoldCo said: *"ISS's rare 'cautionary support' recommendation for the merger gives significant credence to the concerns we have expressed. Further, in its report ISS makes numerous points that would seem to support a vote against the merger.*

"We continue to believe that shareholders would be better off under any scenario other than the merger. Shareholders should not vote in favor of a transaction that is the product of a non-existent sales process and highly conflicted negotiations, and that grossly undervalues the company."

Banking & Financial Services
Boston Private investor blasts 'management-friendly' SVB deal

By Greg Ryan – Senior Reporter, Business Journal
Jan 5, 2021
BOSTON BUSINESS JOURNAL

"One of Boston Private Financial Holdings Inc.'s largest shareholders on Tuesday publicly criticized the company's proposed $900 million sale to the parent of Silicon Valley Bank, expressing concern that executives are prioritizing themselves over shareholders.

HoldCo Asset Management LP published a letter to Boston Private CEO Anthony DeChellis and chairman Steve Waters taking issue with the deal, which was announced on Monday. HoldCo, a New York fund manager with a focus on bank investments, holds an approximately 4.9% stake in Boston Private (Nasdaq: BPFH), according to the letter…"

HoldCo's Letters/Presentations

First Letter (1/5/2021)	Second Letter (1/5/2021)
Value for BPFH Presentation (3/30/2021)	Vote Against the SVB Merger (4/9/2021)

S&P Global | Market Intelligence

HoldCo urges other Boston Private shareholders to reject SVB Financial deal

Wednesday, March 24, 2021 3:29 AM ET
By Rica Dela Cruz
Market Intelligence

"Boston Private Financial Holdings Inc. shareholders HoldCo Opportunities Fund III LP, VM GP VII LLC, HoldCo Asset Management LP, VM GP II LLC, Vikaran Ghei and Michael Zaitzeff urged co-shareholders to vote against the company's pending deal with Santa Clara, Calif.-based SVB Financial Group…

In a proxy statement, the shareholders said they strongly oppose the company's merger proposal, as well as the compensation proposal and adjournment proposal connected to the merger agreement. The merger undervalues Boston Private and is "ill-advised" and not in the best interests of the company's shareholders, according to the shareholders."

Source: Reuters, *Investor opposes Boston Private's sale to SVB Financial* (1/27/2021); American Banker, *Low premium in Boston Private deal has big investor howling* (1/6/2021); Banking Exchange, *Boston Private Investor Opposes Silicon Valley Bank Merger* (4/19/2021); Boston Business Journal, *Boston Private investor blasts 'management-friendly' SVB deal* (1/5/2021), S&P Global, *HoldCo urges other Boston Private shareholders to reject SVB Financial deal* (3/24/2021).
Note: On 5/4/2021 Boston Private shareholders approved the merger with SVB Financial despite HoldCo's campaign advocating against the merger.



...And We Almost Stop It...

BOSTON BUSINESS JOURNAL

Boston Private delays vote; Silicon Valley Bank deal hangs in balance

By Greg Ryan – Senior Reporter, Boston Business Journal
Apr 28, 2021

Boston Private Financial Holdings Inc. is giving itself another week to win enough shareholder votes to secure approval for its sale to Silicon Valley Bank's parent, a transaction that has been fought tooth-and-nail by an activist investor.

Boston Private (Nasdaq: BPFH) shareholders were to vote Tuesday morning on the sale to Silicon Valley Bank, a deal valued at about $900 million when it was announced in January. But Boston Private adjourned the virtual meeting without a final result, scheduling a follow-up meeting for May 4 at 9 a.m.

ISS▷

*"…**a market check or limited auction could have provided more comfort to shareholders, particularly given the fact that the sales process, as described in the proxy, leaves the impression that the company was not as responsive to outreach**…*

*…**The dissident [HoldCo] points to DeChellis' employment agreement with SIVB and the significant retention bonuses to other BPFH executives as evidence that BPFH favored SIVB as a potential acquiror.**"*

- ISS Special Situations Research, Boston Private Financial Holdings, Inc. (BPFH): Proposed Acquisition by SVB Financial, Inc. (SIVB) (4/14/2021)



"With respect to process, HoldCo argues that the board did not conduct a comprehensive and competitive sale process and appears to have ignored inbound interest from other potential counterparties, including a party offering a higher price than what SVB was offering at the time, in favor of entering into exclusive negotiations with SVB… HoldCo also expresses concern that there were conflicts of interest in the sale process, including on the part of Boston Private CEO Anthony DeChellis and Boston Private's financial advisor Morgan Stanley. **HoldCo believes Mr. DeChellis may have had an incentive to favor SVB in merger negotiations as he will continue in an executive position with SVB that offers the potential to earn significantly more than he did as the CEO of the Company**.

In considering the process leading to the proposed transaction, as a starting point, we generally believe that shareholders are best served by an open sale process designed to solicit bids from all interested parties. *Here, we see that the proposed transaction with SVB follows a closed sale process through which the Boston Private board does not appear to have solicited any alternative parties prior to entering into a definitive transaction agreement with SVB.* **While Boston Private did receive unsolicited approaches from at least two alternative parties beginning in September 2020 regarding their interest in a potential acquisition of the Company, it did not invite either of these parties to participate in a sale process."**

- Glass Lewis Proxy Paper, Boston Private Financial Holdings, Inc. (4/16/2021)

Source: Boston Business Journal, Boston Private delays vote; Silicon Valley Bank deal hangs in balance (4/28/2021); Banking Exchange, Boston Private Investor Opposes Silicon Valley Bank Merger (4/16/2021); ISS Special Situations Research, Glass Lewis (4/14/2021).

36



…And On The Brink, SVB Financial Threatens To Walk — Throws Out Scary "Best and Final" Language That Lacks The Legal Teeth It Seems To Have; We Call The Bluff, Expect Higher Bids — The Arbs Fold, and We Lose — Bad…



svb

SVB FINANCIAL GROUP CONFIRMS ANNOUNCED PURCHASE PRICE FOR BOSTON PRIVATE IS 'BEST AND FINAL'

SANTA CLARA, Calif. — APRIL 27, 2021 — On April 27, 2021 Boston Private Financial Holdings, Inc. ("Boston Private") (NASDAQ: BPFH) adjourned its special meeting of shareholders until May 4, 2021 to solicit additional votes in support of the merger between Boston Private and SVB Financial Group ("SVB") (NASDAQ: SIVB). To provide clarity to Boston Private shareholders, SVB is confirming it will not increase the purchase price if Boston Private shareholders do not approve the transaction at the adjourned meeting.

AMERICAN BANKER

M&A

Boston Private shareholders approve sale to SVB Financial

By Jim Dobbs May 04, 2021, 4:45 p.m. EDT

Shareholders of Boston Private Financial Holdings have approved the company's pending sale to SVB Financial Group in Santa Clara, California.

The $10.5 billion-asset Boston Private said in a press release Tueday that it secured enough votes to move ahead with the $900 million sale to the $142 billion-asset SVB. The company did not report the results, though it needed approval, under Massachusetts law, from two-thirds of its outstanding shares to proceed.

Boston Private initially planned to hold the vote in late April but was forced to delay it in order to collect more approvals.

HoldCo Asset Management, a New York investor that owns about 4.9% of Boston Private's shares, had opposed the deal, arguing that the seller failed to consider other potential buyers and did not attract an acceptable price.

Wealth Management.com

Boston Private Shareholders Approve Sale to Silicon Valley Bank

Asia Martin, Reporter, Wealthmanagement.com
May 5, 2021

Despite the public protests of a large investor, shareholders overwhelmingly approved the sale, slated to close this summer.

Despite a challenge from a disgruntled investor, Boston Private Financial Holdings' shareholders on Tuesday approved the firm's sale to SVB Financial Group for $900 million.

In a preliminary count, some 89% of the shareholder ballots cast were in favor of the sale, according to an announcement.

"We are excited about our progress toward completing the transaction and believe that the combined company will be well-positioned to provide an enhanced experience for clients and deliver long-term value for shareholders," said Anthony DeChellis, CEO and president of Boston Private, in a statement.

Source: SVB Financial, April 27, 2021, Press Release; American Banker, Boston Private shareholders approve sale to SVB Financial (5/4/2021); WealthManagement.com, Boston Private Shareholders Approve Sale to Silicon Valley Bank (5/5/2021).

…But Were We Wrong?



FT

SVB Financial Group + Add to myFT Sujeet Indap MARCH 13 2023

The activist hedge fund who warned early about Silicon Valley Bank

HoldCo Asset Management said two years ago that SVB's valuation was inflated

HoldCo Asset Management saw it coming.

In January 2021, Silicon Valley Bank announced it was acquiring Boston Private, a listed wealth manager. The deal offered Boston Private $2.10 per share in cash and 0.0228 in Silicon Valley Bank shares, the latter being worth just under $9 per share at the time of the January 2021 announcement.

HoldCo, which owned 5 per cent of Boston Private at the time, argued in March 2021 that Boston Private shareholders should vote down the deal; among other reasons, it said SVB shares were vastly overvalued and liable to come back to earth. With the latest news from the weekend, it is worth reviewing some interesting slides from their publicly shared deck at the time.

Here HoldCo says SVB got the halo of being a tech stock, not a bank stock:



HOLDCO
We believe SVB took advantage of a temporary valuation disconnect created by the global pandemic
Prior to the Covid pandemic, SVB and BPFH traded at comparable P/E valuations
In 2019, BPFH traded at 12.3x NTM EPS while SVB traded at 11.3x NTM EPS
However, the pandemic caused investors to shift away from bank stocks due to fears surrounding the credit worthiness of borrowers in hard-hit markets and industries
We believe BPFH suffered for two reasons:
BPFH operates in some of the most densely populated markets in the U.S., which are more susceptible to the virus impact
BPFH management committed to what we view as an absurdly aggressive and costly growth strategy instead of returning excess capital to shareholders
On the other hand, we believe SVB disproportionately benefited due to its ties to the technology industry, a sector that now faces valuation headwinds
Due to these factors, SVB and BPFH's valuations disconnected, with SVB trading at more than double its 2019 P/E multiple
Pandemic Stock Price Performance: 1/1/2020 to 1/4/2021
52%
(17%)
(31%)
SVB
SNL U.S. Bank Index
BPFH
Price / Next Twelve Months EPS Multiple
SVB BPFH
106% increase in P/E
15.7x
14.7x
11.3x
12.3x
23.3x
12.6x
5-Year Median
2019 Median
1/4/2021

HoldCo also said SVB could revert quickly to its previous valuation:



HOLDCO
A reversion in SVB's valuation to recent normalized levels would be disastrous for BPFH shareholders
SVB currently trades at 21.9x NTM EPS, nearly double its median 2019 multiple of 11.3x
We have seen no evidence from BPFH or its advisors to justify such a stratospherically high multiple
On the contrary, we have every reason to believe this increase is temporary and based on the flight away from banks and into technology stocks that took place as a result of the pandemic
If SVB shares revert to the 5-year median P/E multiple or the 2019 median P/E multiple, the merger consideration would value BPFH at a discount to its unaffected share price adjusted for the approximately 25% run-up in bank stocks since the deal was announced
SVB Price / Next Twelve Months EPS Multiple
15.7x
11.3x
23.3x
21.9x
5-Year Median
2019 Median
1/4/2021
3/26/2021
Implied BPFH Value at Normalized SVB P/E
SVB Price / NTM EPS Multiple
21.9x 15.7x 11.3x
Implied SVB Share Price $491.98 $352.29 $253.70
Implied Merger Consideration $13.32 $10.13 $7.88
BPFH Unaffected Price $8.39 $8.39 $8.39
Premium to Unaffected 59% 21% (6%)
YTD Increase in Bank Index 25% 25% 25%
BPFH Adjusted Unaffected Price $10.51 $10.51 $10.51
Premium to Adj. Unaffected 27% (4%) (25%)

Here, HoldCo points out that SVB's P&L unusually benefited from its investments in soaring tech companies:



HOLDCO
A reversion in SVB's valuation could occur if "volatile" income streams disappear
We believe SVB's recent earnings are substantially inflated due to an unsustainable acceleration of:
Gains on investment securities and
Gains on equity warrant assets
Even SVB admits in their own filings that given the volatility of these income streams, results for any period "are not necessarily indicative of expected performance in a future period"
SVB's Gains as a % of Pre-tax Income(1)
Unsustainable Increase in Gains in 2020
14%
14%
13%
18%
38%
2016
2017
2018
2019
2020
"Unrealized gains or losses from non-marketable and other equity securities… [are] subject to potential increases or decreases in future periods.
Such variability may lead to volatility in the gains or losses from investment securities.
As such, our results for a particular period are not necessarily indicative of our expected performance in a future period."
- SVB 2019 10-K (pg. 53)

HoldCo argued that Morgan Stanley, in its fairness opinion to the Boston Private board of directors, juiced the valuation of SVB to make the merger consideration more favourable:



HOLDCO
Even Morgan Stanley's fairness opinion for BPFH indicates that SVB is nearly 60% overvalued
In its fairness opinion, Morgan Stanley's trading comparables analysis inexplicably utilizes a multiple range to value SVB that is meaningfully higher than even the top quartile of its peer group
If we apply the top quartile valuation multiples to SVB's metrics, we derive a valuation that is approximately 60% lower than where SVB currently trades
Morgan Stanley Trading Comparables Analysis
???
Implied SVB Valuation Based on Morgan Stanley's Peer Top Quartile
SVB Metric
Peer Top Quartile
Implied Value of SVB
Current SVB Price
Discount to Current Price
2021E EPS $17.45 12.9x $225.11 $491.98 -54.2%
2022E EPS $19.76 11.8x $233.17 $491.98 -52.6%
Tangible Book Value $140.37 1.5x $210.56 $491.98 -57.2%

Alas, the campaign did not work. Boston Private shareholders voted to approve the deal. And in the six months between the acquisition's announcement and closing, SVB shares rallied 46 per cent. The aggregate deal value for Boston Private jumped from $900m to $1.2bn as a result. SVB's market capitalisation on the closing date of July 1, 2021 was $31bn, so Boston Private shareholders received roughly three per cent of the pro forma SVB.



SVB stock price during Boston Private acquisition process

$ per share

600
550
500
450
400
Dec 31 2020
Jun 4 2021



III. Requested Additional Disclosures for the S-4



HOLDCO ASSET MANAGEMENT

Topic #1: "Background on Mergers" Disclosure

Requested Disclosure

Comerica should expand and revise the "Background of the Mergers" section of the S-4 to provide a more complete and transparent chronology of the events leading up to the Fifth Third transaction. Specifically, we believe the disclosure should:

1. Include reference to HoldCo's July 28, 2025, presentation to Comerica's Board and management outlining strategic alternatives and governance concerns, which we believe may have been a catalyst for the Board's subsequent decision to explore a sale.
2. Incorporate mention of the September 2, 2025, Wall Street Journal article stating that:
   - "If Comerica doesn't pursue a sale, HoldCo expects to nominate around five directors to the company's 11-person board when the window opens, likely in December, according to people familiar with the matter."
3. Replace or supplement vague timeframes such as "In the Summer of 2025" with specific dates and descriptions of each relevant Board or management meeting, including:
   - The date on which the Board first discussed strategic alternatives and potential responses to shareholder pressure.
   - The date and substance of any Board meetings or discussions with J.P. Morgan and other advisors regarding a possible sale process.
   - The date on which the Board formally authorized Comerica's senior management to begin exploring a merger or business combination and to engage with potential counterparties.

Why We Believe It's Material

The current "Background of the Mergers" section omits key context surrounding HoldCo's public activism and pressure campaign, which we believe influenced the Board's timing and decision to pursue a sale and, irrespective of our view, is a material event that shareholders should know about.

- We believe the omission of HoldCo's presentation and the WSJ article creates an incomplete narrative, suggesting that the sale process arose organically rather than in response to external shareholder pressure.
- By using vague terms like "Summer of 2025," we believe the disclosure obscures the precise sequence of events leading up to the Board's decision and minimizes the influence of activist pressure on management's actions.
- We believe full transparency on the chronology and motivations behind the decision to pursue a sale is critical for shareholders to evaluate whether:
  - Comerica's Board was acting to maximize shareholder value, or
  - CEO Curtis Farmer and senior management were motivated primarily by self-preservation — seeking a quick sale to a "preferred buyer" that would safeguard Mr. Farmer's position and compensation rather than pursuing the highest-value outcome for shareholders.
- Without inclusion of these key details, we believe the S-4's background narrative fails to fairly present the true circumstances under which Comerica initiated the merger discussions and deprives investors of material context necessary to assess the integrity and independence of the sale process.

Source: FITB/CMA S-4 Filing (11/5/2025).

40



Topic #2: "Background on Mergers" Disclosure

Requested Disclosure

Comerica should provide information regarding Institution A, its proposals, and Comerica's engagement with this Institution A, including

① The identity of Institution A (or, at a minimum, sufficient identifying information — such as asset size, geographic footprint, and approximate number of branches — to allow shareholders to deduce its identity).

② The timing and substance of Institution A's proposals to acquire Comerica, and whether these proposals were provided at the request of Comerica or not.

③ The key financial and structural terms of each proposal (e.g., consideration type, valuation range, implied premium, and key conditions).

④ Whether Comerica or its advisors engaged with or corresponded with Institution A, and the specific details of each such interaction — including whether Institution A provided any feedback on its proposals, whether Comerica engaged with Institution A following receipt of those proposals, whether Institution A reached out after submitting its proposals, whether any non-disclosure agreement (NDA) was executed, what diligence access was offered, and why Institution A was not pursued further.

Why We Believe It's Material

The S-4 states that Institution A submitted two proposals to acquire Comerica, but the identity of the institution remains undisclosed.

- Stockholders cannot evaluate the fairness of the Fifth Third merger — or the credibility of the Board's process — without knowing who the competing bidder was.

- Identifying Institution A allows shareholders to assess:
  - The institution's financial capacity, regulatory posture, and track record in large bank integrations.
  - Whether it has recently completed significant acquisitions that might have limited its ability to raise capital or obtain regulatory approval.
  - Its realistic potential as an alternative acquirer if the Fifth Third deal is voted down.

- The omission of Institution A's identity, the terms of its proposals, and the circumstances surrounding these proposals prevents investors from judging whether Comerica's Board genuinely considered a credible proposal or simply favored its preferred bidder.

- The identity and profile of Institution A are therefore material to a reasonable shareholder's voting decision, as they directly bear on whether the Comerica-Fifth Third transaction represents the best available alternative.

- Understanding whether, and in what manner, Comerica engaged with Institution A — as well as Institution A's efforts to engage Comerica — is important information. It would allow investors to assess whether Comerica sought to maximize value, the seriousness of Institution A's proposal, and whether Institution A was likely to improve its proposal or respond favorably to a counterproposal.



Topic #3: "Background on Mergers" Disclosure

Requested Disclosure

We believe more detailed disclosure is needed pertaining to the proposals offered by Institution A:

1 Comerica should disclose the initial and revised purchase prices offered by "Institution A," including the exchange ratio or implied valuation range discussed in each instance.

2 The S-4 should also specify any employment or compensation terms offered or discussed with Curtis Farmer in connection with the proposed merger, including whether Institution A contemplated his retention, post-transaction title, or incentive structure in the combined company.

3 Additionally, Comerica should confirm that the revised proposal from Institution A was unsolicited, as implied by the current disclosure:

> "In September 2025, the Chief Executive Officer of Financial Institution A verbally proposed to Mr. Farmer a potential all-stock merger transaction between Financial Institution A and Comerica. Thereafter, the Chief Executive Officer of Financial Institution A verbally communicated a revised proposal to merge with Comerica in an all-stock transaction."

4 Comerica should explain (i) why the company did not pursue further diligence or negotiation given that a credible public-market acquirer made multiple proposals; and (ii) whether J.P. Morgan or the Board evaluated the proposal using any valuation benchmarks or fairness metrics prior to its rejection.

Why We Believe It's Material

Without these additional disclosures, shareholders cannot fully evaluate whether Comerica and its advisors maximized value through a competitive process or prematurely dismissed a potentially superior proposal or an inferior proposal that was likely to lead to a superior proposal.

- The involvement of Institution A's CEO and the multiple communications described suggest a credible interest that could have yielded a higher price or better merger economics.

- Furthermore, any discussion of Curtis Farmer's potential role or compensation in the go-forward company is directly relevant to assessing conflicts of interest that could have influenced the Board's decision-making, particularly given his role in leading the negotiations.

  – Full disclosure of these terms is essential for shareholders to evaluate whether management and J.P. Morgan steered the process toward Fifth Third at the expense of broader market value.

Source: FITB/CMA S-4 Filing (11/5/2025).

42



HOLDCO ASSET MANAGEMENT

Topic #4: "Background on Mergers" Disclosure

Requested Disclosure

We believe much more detailed disclosure is needed regarding the initial "marketing process" (if one can be said to have occurred) as described in the following passage:

> "Comerica's financial advisor and senior management engaged in exploratory conversations with potentially interested parties, including another financial institution that we refer to as 'Financial Institution A,' regarding a potential business combination transaction involving Comerica. Other than as noted below, these discussions did not advance beyond the preliminary stage or result in any specific proposals or provision of diligence materials."

It appears that neither Comerica's senior management nor J.P. Morgan ran a robust, competitive outreach process designed to maximize value for shareholders. We believe the current disclosure is vague and incomplete. The S-4 should therefore clarify:

1. **Initiation Source:** Whether the "exploratory conversations with potentially interested parties" were initiated by Comerica and J.P. Morgan or were reverse inquiries that occurred only after HoldCo's July 28, 2025 presentation and the subsequent September 2nd WSJ article.
2. **List of Potential Buyers and Dates of Conversations:** The identity of each potential acquiror contacted at this stage, the dates of each of these conversations, and the parties to these discussions.
3. **FITB Contact Confirmation:** Whether Fifth Third was contacted during this stage; if not, an explanation for the omission.
4. **Marketing Materials:** Confirmation that J.P. Morgan did not prepare or circulate any data room materials, confidential information memorandum, or marketing deck to potential acquirers.
5. **Process Mechanics:** A detailed description of any NDAs executed, the number of counterparties considered, the diligence access granted (if any), and a clear description of what was discussed in these meetings and whether bid proposals were solicited.

Why We Believe It's Material

Shareholders must understand whether Comerica's board and its advisor fulfilled their fiduciary duty to run a fair and value-maximizing process.

- The current disclosure suggests that management and JPM may have steered the company toward a preferred buyer — FITB — without a robust market check.
- Without transparency about the outreach process, identities of the parties that were subject to outreach and with whom conversations were had, initiation source, and diligence structure, we believe investors cannot accurately assess whether the transaction price reflects true market value or whether the process was tailored to deliver a predetermined outcome.

Source: FITB/CMA S-4 Filing (11/5/2025).



HOLDCO ASSET MANAGEMENT

Topic #5: “Background on Mergers” Disclosure

Requested Disclosure

We believe more detailed disclosure is needed to understand the extent to which Comerica’s Board of Directors and J.P. Morgan sought to understand the bidding capacity of and fully engage with Institution A:

1. Comerica should confirm that, after receiving a bid from “Institution A,” neither J.P. Morgan nor Comerica’s management made any effort to (i) request a revised or improved offer from “Institution A,” nor (ii) place Institution A in direct competition with Fifth Third — or any other potential acquirer — to generate a bidding dynamic designed to maximize value for Comerica shareholders.
2. The S-4 should also clarify whether Comerica or J.P. Morgan performed any comparative valuation analysis or structured a process to solicit best-and-final offers following receipt of Institution A's proposal. If no such process was undertaken, the disclosure should explicitly state this fact and provide the rationale for not doing so.

Why We Believe It’s Material

This disclosure goes to the heart of whether Comerica’s board, under the guidance of its financial advisor, conducted a fair, competitive process consistent with their fiduciary duties.

- The apparent absence of any follow-up engagement with a bidder who made an offer — combined with the lack of evidence that J.P. Morgan sought to create competition between bidders — suggests a process engineered to favor Fifth Third rather than one designed to maximize shareholder value.
- Shareholders cannot make an informed voting decision without understanding whether a potential bidding war was affirmatively discouraged and why the Board failed to capitalize on seemingly clear market interest that we believe could have yielded superior consideration.

Source: FITB/CMA S-4 Filing (11/5/2025).



Topic #6: "Background on Mergers" Disclosure

Requested Disclosure

Comerica should confirm that September 18, 2025 was indeed the first date on which Fifth Third (FITB) was contacted regarding a potential transaction and provide a clear explanation of why Conflicted Chairman Curtis Farmer, rather than J.P. Morgan (as financial advisor) or an independent director of the Comerica Board, initiated that outreach.

- The S-4 currently states:

> "On September 18, 2025, Mr. Farmer called Mr. Spence and indicated to Mr. Spence that the Comerica board of directors was exploring a potential strategic transaction and inquired as to whether Fifth Third would be prepared to pursue a potential transaction."

- Given that Mr. Farmer stands to receive substantial change-in-control compensation and potential post-merger employment or incentive arrangements, his decision to personally initiate contact with Mr. Spence raises questions about the independence and objectivity of the process.

  – Comerica should therefore disclose (i) who authorized Mr. Farmer's outreach, (ii) whether J.P. Morgan or the Board discussed alternative approaches (such as having J.P. Morgan or the Lead Independent Director make initial contact or the formation of a special independent committee of the board to negotiate directly with a potential buyer such as Fifth Third), and (iii) any contemporaneous discussion of Mr. Farmer's potential conflict of interest at the Board level.

Why We Believe It's Material

The initiation of merger discussions by a Conflicted Chairman, rather than the company's advisor or an independent director, calls into question whether the sale process was structured to maximize shareholder value or pre-engineered to deliver a specific outcome favorable to management.

- We believe understanding who authorized Mr. Farmer's outreach, why he was authorized to reach out despite having a conflict of interest with respect to a potential transaction, whether his conflicts were discussed or addressed by the board through the formation of a special committee or otherwise, is essential for shareholders to evaluate whether Comerica's process met fiduciary standards of care, loyalty, and independence.

- Understanding whether September 18, 2025 was in fact the first time any potential transaction is discussed between Comerica and Fifth Third is important for shareholders in assessing the nature and seriousness of the prior buyer outreach that Comerica claims it undertook.

Source: FITB/CMA S-4 Filing (11/5/2025).

45



Topic #7: "Background on Mergers" Disclosure

Requested Disclosure

Comerica should detail which individuals and/or parties were present (whether J.P. Morgan, attorneys, or an independent director of Comerica) during Mr. Farmer's September 18, 2025 phone call with Fifth Third CEO Mr. Spence, or during the in-person meeting in Dallas on September 19, 2025.

- – Comerica should also provide a complete list of all attendees (if any) at both meetings and indicate whether minutes, summaries, or contemporaneous notes were prepared or circulated to the Comerica Board.

- Further, Comerica should provide substantially more detailed disclosure regarding what was actually discussed between Mr. Farmer and Mr. Spence during those conversations — particularly:

1 Whether any aspects of Mr. Farmer's post-transaction employment, title, or compensation were discussed, either explicitly or implicitly.

2 Whether any preliminary economic terms (e.g., exchange ratio ranges, relative valuations, or price indications) were conveyed or negotiated.

3 Whether any corroborating participants or witnesses (beyond the two CEOs) can substantiate the substance and tone of these discussions.

4 Given Mr. Farmer's personal financial stake in the merger outcome, Comerica should also explain why the Board authorized these CEO-to-CEO discussions despite the conflicts of interest of Mr. Farmer.

- Relevant S-4 Disclosure:

> "The following day, Mr. Spence and Mr. Farmer met in Dallas, Texas to discuss a potential strategic transaction, including the value creation opportunities in a potential transaction, the complementarity of the two companies' lines of business and the compatibility of the companies' respective cultures. Mr. Farmer and Mr. Spence also discussed the relative growth of the largest U.S. banks compared to U.S. regional banks, the current bank regulatory environment and their views on their respective businesses. At the conclusion of this meeting, Mr. Spence indicated to Mr. Farmer that he would update members of the Fifth Third board of directors on their discussions. Later that day Fifth Third asked Goldman Sachs to assist Fifth Third in its evaluation of a potential acquisition of Comerica."

Source: FITB/CMA S-4 Filing (11/5/2025).



Topic #7: "Background on Mergers" Disclosure (cont'd)

Why We Believe It's Material

This period appears to have been a pivotal moment in the negotiation process — yet there is no indication that Comerica's advisor or independent directors were present to oversee or validate the content of the discussions.

- Given the magnitude of potential personal benefits accruing to Mr. Farmer under a change-in-control, these unsupervised meetings create significant conflict-of-interest concerns.

- Detailed disclosure of the meeting participants, topics, and any discussion of compensation or economics is essential for shareholders to determine whether Comerica's sale process was appropriately supervised and aligned with fiduciary duties, or whether it was effectively driven by a single conflicted executive rather than by an independent, Board-directed process designed to maximize value.

Source: FITB/CMA S-4 Filing (11/5/2025).



Topic #8: "Background on Mergers" Disclosure

Requested Disclosure

We believe Comerica should provide a substantially more detailed explanation of the negotiation that resulted in the proposed exchange ratio "whereby Comerica stockholders would receive at least 1.8663 shares of Fifth Third common stock for each share of Comerica common stock (with the final exchange ratio to be determined following due diligence)."

Specifically, Comerica should disclose:

1. The detailed range of potential exchange ratios and implied price ranges that Fifth Third initially communicated as part of its verbal and subsequent written proposals.
2. Whether Comerica or J.P. Morgan made any counterproposals or sought to negotiate a higher exchange ratio following those initial discussions.
3. What Fifth Third conveyed had, whether in due diligence or otherwise, been treated as sufficient justification for proceeding with the acquisition at the very bottom of the exchange-ratio range.
4. Whether Comerica or J.P. Morgan re-engaged with Institution A or any other potential acquirer following Fifth Third's preliminary indication, to test the market or create a competitive bidding dynamic.
5. Whether Comerica negotiated any material economic term of Fifth Third's proposal — and, if so, precisely which terms were the subject of negotiation.

These disclosures are necessary for shareholders to evaluate whether the 1.8663 ratio was the product of arm's-length negotiation or a predetermined anchor that reflected a process tilted toward Fifth Third rather than designed to maximize value for Comerica shareholders.

Why We Believe It's Material

- **The exchange ratio is the core economic term of the merger and the principal determinant of shareholder value. The range of exchange ratios that Fifth Third proposed likely signals where it was prepared to negotiate, and understanding the specific terms within that range is important for shareholders in assessing whether meaningful negotiations were likely to succeed.**
- **If Comerica did not pursue further negotiations (including making counter-offers) or explore competitive alternatives after receiving Fifth Third's preliminary proposal, that would suggest it failed to maximize value or run a real market check, and instead conducted a process tilted toward a management-friendly buyer.**
- **Detailed disclosure of the exact terms offered by Fifth Third, negotiation mechanics, valuation rationale, and any competing interest from Institution A or others is essential for shareholders to assess whether Comerica's Board and J.P. Morgan fulfilled their fiduciary duty to obtain the highest value reasonably available. Without this information, investors are left unable to evaluate whether the transaction terms reflect a negotiated premium or merely management's preferred outcome.**

Source: FITB/CMA S-4 Filing (11/5/2025).



Topic #9: Curtis Farmer's Compensation

Requested Disclosure

Comerica should provide detailed disclosure regarding the negotiation process of the CEO Letter Agreement between Curtis Farmer and Fifth Third, including:

1. A chronological timeline of the negotiation process, from initial discussions through execution of the agreement.
2. A complete list of all parties on Comerica's side involved in the negotiation, including:
   - Curtis Farmer himself.
   - Any independent directors of Comerica who reviewed or approved the arrangement.
   - J.P. Morgan and any other financial or legal advisors who participated.
   - Outside compensation consultants or counsel who advised the Board.
3. Disclosure of what compensation arrangements Institution A (the other potential bidder) offered or discussed with Mr. Farmer, if any, and whether Comerica or J.P. Morgan analyzed how those terms compared to Fifth Third's offer.
4. Any comparative market analysis of CEO retention, change-in-control, or transition packages conducted by Comerica, J.P. Morgan, or its advisors to assess the reasonableness of the compensation granted to Mr. Farmer by Fifth Third.
5. A clear explanation of whether Comerica's independent directors reviewed and approved Mr. Farmer's negotiations with Fifth Third, and whether any independent committee considered potential conflicts of interest arising from his personal financial arrangements.

Why We Believe It's Material

The available record suggests to us that Mr. Farmer's personal compensation negotiations occurred alongside a rushed, non-competitive sale process that resulted in Fifth Third acquiring Comerica at a discounted valuation.

- The size and timing of Mr. Farmer's compensation package strongly indicate a potential conflict of interest — namely, that Fifth Third effectively "overpaid" the CEO to secure a lower purchase price for shareholders.
- From Fifth Third's perspective, paying an inflated package to Mr. Farmer would appear economically rational if it produced a cheaper acquisition price overall.
- Shareholders therefore need transparency into:
  - When and how the compensation was negotiated.
  - Who represented Comerica's shareholders in those discussions.
  - Whether Comerica's advisors conducted any independent benchmarking or reasonableness testing of Mr. Farmer's package against market norms or competing bidders.
- Without this information, shareholders cannot fully assess whether Mr. Farmer's seemingly self-interested negotiations tainted the sale process or whether Comerica's Board fulfilled its fiduciary duty to ensure the highest value for CMA and its shareholders.

Source: FITB/CMA S-4 Filing (11/5/2025).

49



Topic #10: Curtis Farmer's Compensation

Requested Disclosure

Provide comprehensive disclosure of all compensation arrangements between Comerica CEO Curtis Farmer and Fifth Third, including the full (redacted) text of the CEO Letter Agreement referenced in the S-4. Specifically, the S-4 should include:

① The complete CEO Letter Agreement — with redactions limited solely to personally identifiable information — so that shareholders may review the full scope of the negotiated terms.

② A clear, year-by-year compensation table running from the current year through Mr. Farmer's age 72 (the age through which he will be nominated to the Fifth Third board). This table should mirror the structure of the "Farmer Compensation Appendix" and provide, for each year, a categorical breakdown of every compensation component.

③ Clarifications on the issues identified in the footnotes to the "Farmer Compensation Appendix," including:

– Whether it is contemplated — explicitly or implicitly — that Mr. Farmer will continue as Vice Chairman beyond the initial one-year employment period, that Fifth Third will pay him board fees over the full 10-year period, and that the disclosed $8.75 million in annual compensation will extend beyond the first two years.

– Detail regarding the timing, valuation methodology, and vesting of the CMA Stock Options, CMA RSU Awards, and CMA PSU Awards outside of a termination scenario.

– A clear explanation of whether the approximately $10 million tax make-whole is payable even if Mr. Farmer is not terminated early by Fifth Third.

– A reconciliation of the $35.1 million change-of-control payment disclosed in Comerica's March 2025 annual proxy statement with the $42.5 million payment disclosed on page 114 of the S-4.

– Clarification on when the $10.6 million "DC Amount" becomes payable — for example, whether it is triggered after the one-year employment period, upon cessation of board service, or only in connection with a termination event.

Why We Believe It's Material

The merger consideration appears undervalued relative to Comerica's intrinsic worth, while Mr. Farmer is set to receive a substantial personal compensation package with Fifth Third — creating an evident conflict of interest in our view.

- The S-4's current disclosure is highly confusing and incomplete, making it virtually impossible for shareholders to fully discern the total value and timing of compensation Mr. Farmer stands to receive.
- Full transparency is necessary for shareholders to evaluate whether Comerica's CEO prioritized personal financial gain over maximizing shareholder value.
- By providing the full letter and a clear, quantitative breakdown of each compensation element through the expected term of service, investors can properly assess:
  - The true magnitude of Mr. Farmer's package.
  - How it compares to standard market practice.
  - Whether these incentives may have influenced his support for Fifth Third's offer rather than pursuing a higher-value alternative.
- Absent this disclosure, the S-4 leaves shareholders unable to fully understand the scope of Mr. Farmer's financial incentives, undermining confidence in the fairness of the transaction and the independence of Comerica's sale process.

Source: FITB/CMA S-4 Filing (11/5/2025).

50



HOLDCO ASSET MANAGEMENT

Topic #11: Curtis Farmer's Compensation

Requested Disclosure

We believe Comerica should provide clear disclosure regarding its authority and ability to modify or deny Curtis Farmer's go-forward compensation package in the event that shareholders reject the following proposal:

> "A proposal to approve, on an advisory (non-binding) basis, the merger-related compensation payments that will or may be paid to Comerica's named executive officers in connection with the first merger (the 'Comerica compensation proposal')."

Specifically, the S-4 should:

1. Explain what contractual rights Comerica retains, if any, to amend, terminate, or block Mr. Farmer's compensation or severance arrangements set forth in the CEO Letter Agreement with Fifth Third.
2. Clarify whether the CEO Letter Agreement is binding upon execution of the merger agreement or remains subject to conditions, approvals, or rights of modification by Comerica's Board prior to closing.
3. Describe what "privity" Comerica maintains with respect to the agreement – i.e., whether Comerica is a formal party to the Letter Agreement or otherwise has the ability to influence or veto its terms.
4. Explain what happens if shareholders vote against the non-binding compensation proposal:
   - Can Comerica's Board intervene to renegotiate or nullify the agreement?
   - Would Fifth Third be entitled to proceed regardless of shareholder opposition?
   - Does Comerica retain any fiduciary leverage to protect shareholders from excessive or conflicted executive payouts?

Why We Believe It's Material

The Comerica compensation proposal gives shareholders an opportunity to express disapproval of executive payouts tied to the merger, yet the S-4 does not explain whether such a vote has any practical effect on Curtis Farmer's compensation arrangements.

- If the vote is purely advisory and the Board lacks contractual authority to alter the agreement, we are concerned shareholders may be misled into believing they can influence the outcome when in fact the pay package is guaranteed.
- Given that Mr. Farmer appears to have negotiated a highly favorable compensation arrangement while steering the company toward an undervalued sale to his preferred bidder, it is crucial to know whether Comerica's Board can act to protect shareholders from that conflict if investors reject the proposal.
- Transparent disclosure on this point will allow shareholders to understand whether their vote carries any real consequence and whether the Board retains the ability – or willingness – to enforce fiduciary discipline over Mr. Farmer's pay in light of concern over conflicts of interest.

Source: FITB/CMA S-4 Filing (11/5/2025).

51



HOLDCO ASSET MANAGEMENT

Topic #12: Financial Modeling

Requested Disclosure

Provide full transparency into the Comerica Board's decision-making process for hiring J.P. Morgan as financial advisor, including:

1. **Selection Process:** How many other investment banks were contacted, which firms provided proposals, and what comparative fee and scope structures were offered.
2. **Scope Evaluation:** The basis for determining J.P. Morgan's scope of work versus other banks, including whether alternative advisors proposed broader sale-process mandates (e.g., outreach, NDAs, or auction management).
3. **Fee Arrangement:** Complete detail on the $75 million engagement fee – how it was negotiated, benchmarked against market comparables, and justified relative to alternative proposals or reduced process scope.

Why We Believe It's Material

There appear to be material deficiencies in J.P. Morgan's advisory process and potential alignment issues with CMA management and the deal terms:

- **No broad auction:** There appears to have been a lack of solicitation of multiple indications of interest or executed NDAs with multiple potential buyers.
- **Management-driven outreach:** CEO Curtis Farmer, despite conflicts of interest, appears to have personally contacted one preferred bidder (Fifth Third) rather than allowing an independent, competitive process.
- **Limited engagement with Institution A:** We see no evidence J.P. Morgan, senior management or any other advisor encouraged or facilitated a higher competing bid or any structured bid-counterbid dynamic.
- **Rushed timeline:** The transaction appears to have been executed in 17 days – clearly insufficient time to market a $10 billion bank – suggesting the sale was directed towards CMA's preferred buyer, FITB.
- **Flawed analytical work:**
  - No disclosure of an evaluation of earn-back periods for tangible book-value dilution – an essential metric in bank-merger economics.
  - What appears to be inadequate treatment of interest-rate swap impacts, which materially affect Comerica's normalized earnings, resulting in an artificially depressed valuation on a price-to-earnings (P/E) ratio.
  - Questionable peer-group valuation analysis, with price-to-tangible book value (P/TBV) apparently calculated without normalizing tangible book values for embedded interest-rate marks – a methodological flaw that likely undervalued Comerica's standalone position and made the Fifth Third offer appear disproportionately attractive.
- **Disproportionately High Fees:** J.P Morgan's $75 million fee seems disproportionately high relative to the truncated scope and duration of work performed, raising concerns that the Board did not run a proper procedure to hire its financial advisor.

Source: FITB/CMA S-4 Filing (11/5/2025).



HOLDCO ASSET MANAGEMENT

Topic #13: Financial Modeling

Requested Disclosure

Provide a comprehensive breakout and justification of the $1.3 billion one-time pre-tax restructuring charge referenced in the S-4, including:

1. **Underlying Assumptions and Methodology:** How Comerica's Board determined the $1.3 billion figure, including categories of expected cost (severance, technology integration, branch consolidation, advisory and legal fees, contract terminations, etc.).
2. **Detailed Build-Up:** A quantitative table or schedule showing the components of the $1.3 billion total and key drivers behind each item.
3. **Advisory Review:** What specific analysis J.P. Morgan performed to evaluate and confirm that this assumption was appropriate.

Why We Believe It's Material

The S-4 states that "Fifth Third's board of directors and Comerica's board of directors… included an estimated one-time pre-tax restructuring charge equal to approximately $1.3 billion, to be incurred at the completion of the mergers."

- A $1.3 billion charge on a ~$10.9 billion transaction (~12% of deal value) seems extraordinarily high — especially given we believe that larger bank mergers typically realize lower restructuring costs as a percentage of deal size due to scale efficiencies.
- An inflated assumption would artificially depress Comerica's implied valuation.
- Conversely, if accurate, such a large charge raises concerns about:
  - Excessive executive severance or change-in-control payouts.
  - Disproportionate fees to third-party advisors or consultants.
  - Other extraordinary costs that would unduly erode shareholder value.
- A $1.3 billion restructuring-charge assumption has significant valuation implications:
  - If overstated, it artificially understates Comerica's standalone and deal value, making the merger appear more favorable to Fifth Third.
  - If accurate, it suggests that excessive severance payments, advisor fees, or other atypical costs are being incurred — potentially reflecting overly generous executive arrangements or unusual third-party expenses that unfairly erode shareholder value.

Source: FITB/CMA S-4 Filing (11/5/2025).



HOLDCO ASSET MANAGEMENT

Topic #14: Financial Modeling

Requested Disclosure

Provide full disclosure of all analysis conducted by Comerica's Board of Directors and J.P. Morgan regarding "earn-back period" metrics, including:

1. **Comparative Evaluation:** How Fifth Third's proposal compared to Institution A and other potential bidders based on tangible book value (TBV) dilution and earn-back period analysis.
2. **Comparable Transactions:** All benchmarking performed by J.P. Morgan on earn-back periods in precedent bank mergers to determine what is typical in large regional bank transactions.
3. **Pricing Framework:** J.P. Morgan's analysis of:
   - The implied price Fifth Third could have paid under standard earn-back assumptions (e.g., under 3-year earn-back period).
   - The price range other potential acquirers (including Huntington and PNC) could have supported based on those same earn-back parameters.
4. **Supporting Analysis:** An overview of any internal materials, schedules, or valuation models J.P. Morgan prepared quantifying earn-back sensitivity or comparing Fifth Third's proposal to historical norms.

Why We Believe It's Material

In bank M&A, earn-back period is the primary valuation benchmark — measuring how long it takes the acquirer to "earn back" the tangible book value dilution resulting from merger-related charges.

- Astonishingly, the Fifth Third investor presentation dated October 6, 2025, shows "No TBV dilution" — i.e., zero years of earn-back — implying that Fifth Third acquired Comerica at an unusually low price.
- By comparison, a 3-year earn-back period — the typical threshold for large regional bank mergers — would have produced an implied purchase price well above $100 per share (as shown in pages 29–35 of HoldCo's analysis).
- If neither Comerica's Board nor J.P. Morgan performed or disclosed an earn-back analysis, we believe:
  - It would deprive shareholders of the most fundamental valuation context used in every major bank merger.
  - It could evidence a failure of fiduciary duty and advisory negligence in evaluating Fifth Third's offer relative to peers.
- In short, we believe the absence of this analysis either misleads shareholders into approving an undervalued transaction or demonstrates a critical omission by Comerica and J.P. Morgan in assessing fair value.

Source: FITB/CMA S-4 Filing (11/5/2025).



HOLDCO ASSET MANAGEMENT

Topic #15: Financial Modeling

Requested Disclosure

Provide complete disclosure of all analyses performed by Comerica and J.P. Morgan regarding adjustments to price-to-tangible-book-value (P/TBV) multiples for interest-rate marks on both the securities and loan portfolios, including adjustments considered or omitted within J.P. Morgan's fairness opinion and supporting analyses, such as:

- "Comerica Public Trading Multiples Analysis"
- "Fifth Third Public Trading Multiples Analysis"
- "Comerica Dividend Discount Analysis"
- "Fifth Third Dividend Discount Analysis"
- "Value Creation Analysis" and any related sections

The disclosure should specify whether and how J.P. Morgan:

1. Adjusted tangible book values for unrealized gains or losses embedded in held-to-maturity (HTM) securities and fixed-rate loan portfolios of Comerica and peer institutions.
2. Normalized peer-group P/TBV multiples to account for Comerica's largely "marked" balance sheet, in which all securities are classified as available-for-sale (AFS) and its loan book is predominantly floating-rate, thereby reflecting closer-to-fair-value marks than peers.
3. Quantified how the lack of such normalization may have affected Comerica's implied valuation and the fairness-opinion conclusion.

Why We Believe It's Material

J.P. Morgan's fairness opinion appears fundamentally flawed because it likely compared Comerica's marked-to-market tangible book value to peers whose balance sheets contain substantial unrecognized interest-rate losses in HTM securities and fixed-rate loans.

- As documented in HoldCo's analysis (p. 26, "A Large Bank Can Buy CMA Without a Major Hit to Capital"), Comerica's tangible book value already largely reflects market-rate adjustments, whereas peers' reported TBV figures do not.
- If J.P Morgan did not "mark" peers' balance sheets to fair value, we believe J.P. Morgan's unadjusted P/TBV comparisons systematically undervalue Comerica, making Fifth Third's offer appear more attractive than it truly is.
- Proper valuation requires apples-to-apples comparison — normalizing each peer's tangible book value for embedded rate-related losses.
- If J.P. Morgan failed to perform or disclose these adjustments, we believe shareholders are being asked to approve a merger based on distorted relative-valuation metrics that materially understate Comerica's fair value.

Source: FITB/CMA S-4 Filing (11/5/2025).



HOLDCO ASSET MANAGEMENT

Topic #16: Financial Modeling

Requested Disclosure

Provide complete disclosure of all analyses performed by Comerica and J.P. Morgan regarding adjustments for Comerica's interest rate swap portfolio in the earnings and valuation work underlying the J.P. Morgan fairness opinion, including within:

- "Comerica Public Trading Multiples Analysis"
- "Fifth Third Public Trading Multiples Analysis"
- "Comerica Dividend Discount Analysis"
- "Fifth Third Dividend Discount Analysis"
- "Value Creation Analysis" and any related sections

Specifically disclose whether J.P. Morgan and Comerica:

1. Adjusted Comerica's projected earnings to neutralize the ongoing negative cash impacts of its underwater interest rate swaps.
2. Considered that the negative fair value of those swaps is already embedded in tangible book value (via AOCI) — meaning the related losses have already been recognized in capital.
3. Ensured that the earnings and valuation models did not double-count the economic effect of those swaps by penalizing Comerica's forward earnings while also reflecting their fair-value losses in tangible book value.

Why We Believe It's Material

As detailed on page 12 of HoldCo's prior presentation "David George Brings Up CEO Underperformance," Comerica's leadership — under CEO Curtis Farmer — made poor interest-rate swap decisions that we believe hurt deeply hurt Comerica.

- As a silver lining of this deeply concerning decision, the negative fair value of these swaps is already captured in AOCI and therefore fully embedded in Comerica's tangible book value.
- If J.P. Morgan's fairness opinion or supporting models use earnings forecasts that continue to reflect the drag from these swaps — without adjusting for the fact that the fair-value loss is already recognized — then we believe Comerica is being materially undervalued on an earnings basis.
- Correct analysis should adjust earnings upward to exclude the negative swap cash flows that appear now double-counted in valuation metrics. In short, earnings should be adjusted upward to strip out negative effects of the bad interest rate swaps Mr. Farmer put on.
- Failure to make these adjustments would result in a distorted comparison of Comerica to peers and an artificially low implied valuation, thereby misleading shareholders into supporting a deal that does not reflect Comerica's true earning power or capital position on an apples-to-apples basis.

Source: FITB/CMA S-4 Filing (11/5/2025).



Topic #17: Financial Modeling

Requested Disclosure

Comerica should disclose all analysis performed by J.P. Morgan regarding adjustments to reflect the value of Comerica's attractive, low-cost deposit base, including any such adjustments made — or omitted — in the following sections of J.P. Morgan's fairness opinion:

- "Comerica Public Trading Multiples Analysis"
- "Fifth Third Public Trading Multiples Analysis"
- "Comerica Dividend Discount Analysis"
- "Fifth Third Dividend Discount Analysis"
- "Value Creation Analysis" and any related sections

The disclosure should clarify whether J.P. Morgan:

1. Adjusted Comerica's valuation to reflect the relative strength and stability of its deposit franchise versus peers.
2. Considered deposit costs, composition, and sensitivity to rate cycles in peer-comparison frameworks.
3. Quantified how Comerica's below-peer deposit beta and low-cost funding advantage should have translated into a premium multiple or higher implied valuation.

Why We Believe It's Material

As detailed on page 28 of HoldCo's prior presentation, "Any Acquirors Will Understand that CMA Has the Best Deposits that Tangible Book Dilution Can Buy," Comerica possesses one of the most attractive and stable deposit bases among regional banks.

- A low-cost, granular, and loyal deposit franchise materially increases a bank's intrinsic value and reduces both funding and liquidity risk — particularly critical in the current rate environment.
- It appears J.P. Morgan's fairness opinion failed to adjust valuation multiples or earnings projections to account for this strategic advantage.
- By apparently not assigning proper value to Comerica's deposit franchise, we believe the fairness analysis undervalues the Company relative to peers and makes Fifth Third's offer appear more favorable than it truly is.
- We believe shareholders need to understand how (or whether) this key attribute was incorporated into the valuation process, as its omission could constitute a material analytical oversight affecting the fairness conclusion and in turn, the ability of shareholders to make a fully informed voting decision.

Source: FITB/CMA S-4 Filing (11/5/2025).

57



HOLDCO ASSET MANAGEMENT

Topic #18: Direct Express

Requested Disclosure

Provide additional disclosure and discussion regarding the "Direct Express" program and its relationship to both Comerica and Fifth Third, including:

1. **Conflicts of Interest:** A description of any potential conflicts of interest involving Comerica's Board and senior management arising from prior mismanagement, litigation exposure, or reputational risks related to the Direct Express program, and any personal or professional benefit they may receive from selling Comerica to Fifth Third as a means of resolving or avoiding those liabilities.
2. **Pre-Merger Communications:** Full disclosure of any discussions or negotiations between Comerica and Fifth Third regarding Direct Express prior to or contemporaneous with the signing of the merger agreement, including whether the subject of Direct Express factored into transaction timing, structure, or valuation.
3. **Award of Direct Express Contract:** Expanded detail on Fifth Third's award of the Direct Express contract shortly before announcing the merger, including the timeline of the award, Comerica's disqualification, and whether Comerica's loss of the contract or related regulatory scrutiny influenced the Board's decision to sell.

Why We Believe It's Material

The Direct Express program is referenced only once in passing in the 300+ page S-4, despite being a major federal contract formerly administered by Comerica and subsequently awarded to Fifth Third shortly before the merger announcement.

- The proximity of Fifth Third's Direct Express award to the merger raises serious questions of timing, motivation, and potential conflicts of interest.
- Comerica's prior administration of Direct Express was marred by allegations of mismanagement, consumer harm, and regulatory scrutiny – creating possible incentives for senior leadership and directors to sell the bank to Fifth Third, thereby transferring or extinguishing potential liabilities.
- Shareholders require a clear understanding of:
  - Whether Direct Express-related issues influenced the Board's decision to pursue an expedited sale to Fifth Third.
  - Whether Fifth Third's newly awarded Direct Express contract created side benefits or informal understandings between the parties.
  - Whether the merger process adequately accounted for this significant conflict and value-transfer dynamic.
- Without such disclosure, shareholders cannot properly assess the independence, fairness, or motivations of the transaction, nor determine whether Comerica's leadership acted to maximize value or to mitigate personal and reputational risk.

Source: FITB/CMA S-4 Filing (11/5/2025).



HOLDCO ASSET MANAGEMENT

Topic #19: Shareholder Vote and Merger Agreement

Requested Disclosure

Clarify explicitly in the S-4 that if Comerica shareholders vote against the merger, no $500 million termination fee is payable to Fifth Third.

Why We Believe It's Material

- **The merger agreement contains several onerous, shareholder-unfriendly provisions, including:**
  - "No-shop" restriction preventing solicitation of superior offers.
  - Matching right giving Fifth Third the ability to counter any unsolicited bid.
  - Excessive $500 million break-up fee that could chill competing proposals.
- Given these constraints, the S-4 should prominently state — in every section discussing termination fees — that a "no" vote alone does not trigger the $500 million fee.
- Without this clarification, we believe shareholders could be misled into believing that voting "no" still obligates Comerica to pay a termination fee and in turn, pressures them to approve the deal

Source: FITB/CMA S-4 Filing (11/5/2025).



Topic #20: Shareholder Vote and Merger Agreement

Requested Disclosure

Disclose in greater detail why CMA agreed to multiple provisions that effectively "chill" competing bids, given that no broad auction or multi-party marketing process was conducted.

Specifically, explain the Board's rationale for:

1. "No-shop" clause preventing Comerica from soliciting or engaging with other bidders.

2. Narrow fiduciary out paired with a $500 million termination fee that deters superior proposals.

3. "Last-look" or matching right granting Fifth Third an opportunity to top any competing bid.

Why We Believe It's Material

It appears that Comerica steered the sale toward a preferred bidder (Fifth Third) rather than running an open, competitive process designed to maximize shareholder value.

- These restrictive deal-protection mechanisms make it highly improbable that any other buyer — regardless of price — could successfully compete.

- Shareholders need a full explanation of why the Board accepted such provisions, especially given the absence of a broad sale process.

- Understanding this rationale is essential for investors to evaluate whether the process was flawed and to make an informed decision on whether to vote "no" on the merger

Source: FITB/CMA S-4 Filing (11/5/2025).



HOLDCO
ASSET MANAGEMENT

Topic #21: Shareholder Vote and Merger Agreement

Requested Disclosure

Clarify explicitly in the S-4 whether the following interpretation of the merger agreement is correct:

- If CMA shareholders vote "no" on the Fifth Third merger;
- No unsolicited superior bid is received before the merger agreement terminates; and
- After termination, a third-party bank submits an unsolicited proposal,

Then Comerica may engage with and sell to that party without owing the $500 million termination fee. If accurate, the S-4 should:

1. Confirm that such a post-termination sale is permissible and fee-free.
2. Describe any remaining contractual or timing constraints after termination.
3. Explain what mechanisms exist for shareholders to capture a higher value, such as renewed Board discretion, fiduciary obligations, or the ability to re-solicit votes for a superior transaction.

Why We Believe It's Material

CMA agreed to restrictive deal protections — a no-shop clause, large termination fee, and matching rights — that make it difficult for competing bidders to emerge before the vote.

- If a clear post-vote route to a higher offer exists, shareholders must understand it before voting.
- Disclosure of these pathways is essential so investors can weigh whether rejecting the Fifth Third deal could lead to a better outcome and assess the Board's effectiveness in maximizing value despite an initially limited sale process.

Source: FITB/CMA S-4 Filing (11/5/2025).



IV. Next Steps



Next Steps

- We hope the Company will amend its S-4 to include the additional disclosures we have requested in Section III

  - If the S-4 is supplemented in this manner, we would carefully re-evaluate the transaction in light of those additional disclosures

- If our review of the supplemental disclosures does not indicate to us that a full and fair process was undertaken to maximize value for CMA and its shareholders, we intend to encourage other shareholders to vote against the deal

- We are also evaluating the exercise of our statutory rights under Delaware law to make a books-and-records demand for board materials that bear on the sale process

> If the Company declines to amend the S-4 to address our requests, we will have to consider seeking expedited relief in the Delaware Court of Chancery to obtain the disclosures we believe are warranted.
>
> In parallel, we will consider whether to bring fiduciary-duty claims in the Delaware Court of Chancery, including potential requests for injunctive relief relating to the sale process and/or the terms of the merger agreement.



Appendix



Farmer Compensation Appendix

Mr. Farmer's Estimated Compensation Over 10 Years Assuming Sale to Fifth Third

($ in 000s)

Category	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Total
Vice Chairman Employment Period[a]	8,750	-	-	-	-	-	-	-	-	-	8,750
Personal Use of Private Jet[b]	200	200	-	-	-	-	-	-	-	-	400
DC Amount[c]	10,625	-	-	-	-	-	-	-	-	-	10,625
Completion Award[d]	5,000	-	-	-	-	-	-	-	-	-	5,000
Integration Award[e]	5,000	-	-	-	-	-	-	-	-	-	5,000
Senior Advisory Fee[f]	-	8,750	-	-	-	-	-	-	-	-	8,750
Board Fee[g]	-	-	273	273	273	273	273	273	273	273	2,184
CMA Stock Options Assumed By FITB[h]	330	220	110	-	-	-	-	-	-	-	661
CMA RSU Awards Assumed By FITB[i]	3,301	2,200	1,100	-	-	-	-	-	-	-	6,601
CMA PSU Awards Assumed By FITB[j]	6,483	4,322	2,161	-	-	-	-	-	-	-	12,966
Total Est. Guaranteed Compensation[k]	**$39,689**	**$15,693**	**$3,644**	**$273**	**$273**	**$273**	**$273**	**$273**	**$273**	**$273**	**$60,938**
Plus: Tax Make-Whole[l]	10,020	-	-	-	-	-	-	-	-	-	10,020
Plus: $8.75MM Salary[m]	-	-	8,750	8,750	8,750	8,750	8,750	8,750	8,750	8,750	70,000
Plus: Personal Use of Private Jet[n]	-	-	200	200	200	200	200	200	200	200	1,600
Less: Director Fees[o]	-	-	(273)	(273)	(273)	(273)	(273)	(273)	(273)	(273)	(2,184)
Total Est. Potential Compensation[p]	**$49,709**	**$15,693**	**$12,321**	**$8,950**	**$8,950**	**$8,950**	**$8,950**	**$8,950**	**$8,950**	**$8,950**	**$140,374**

Source: *FITB/CMA S-4 Filing (11/5/2025).*

Note: The table reflects estimated amounts Farmer may receive over a 10-year period, based on an attempted interpretation of ambiguous S-4 disclosures. Because the underlying disclosures are unclear, these estimates may be materially incorrect. Figures exclude all non-cash perks and benefits other than the disclosed $200,000 per year in personal jet usage. "Total Est. Guaranteed Compensation" reflects items that appear more likely to be paid based on disclosed terms. "Total Est. Potential Compensation" reflects additional components for which the S-4 does not provide sufficient clarity to determine whether Farmer will ultimately receive them.

(a) According to the S-4 disclosure, Farmer will be paid $8.75 million for a one-year employment period as Vice Chairman. It is unclear whether this role or title may be extended beyond the initial one-year term, particularly given indications elsewhere in the S-4 that Farmer is expected to remain on the board for approximately 10 years.

(b) The S-4 does not make clear whether Farmer's personal-use jet allowance will continue beyond the initial one-year period. For purposes of this table, the benefit is shown for the first two years through the advisory period.

(c) This analysis assumes the $10.625 million "DC Amount" is accrued in the first year. The S-4 states that it "will be paid in a lump sum following the termination of employment with Fifth Third," but does not clarify whether this refers to the end of the one-year Vice Chairman employment period or a later date (for example, after Farmer is no longer a consultant or board member).

(d) Under the S-4 disclosure, Farmer will receive a $5,000,000 cash-based completion award, payable at the effective time of the merger.

(e) Under the S-4 disclosure, Farmer is eligible for a $5,000,000 cash-based integration award, payable on the first anniversary of the effective date, subject to his continued employment through that date.

(f) Following the one-year employment period, Farmer will serve as a senior advisor for up to one year (or until the second anniversary of the effective date, if earlier). During this advisory period, he will receive an annual advisory fee of $8,750,000, plus an executive office, administrative support, and travel and expense benefits on terms no less favorable than those he received immediately prior to the effective date.

(g) The S-4 discloses that Farmer will be appointed to the boards of Fifth Third and Fifth Third Bank following the employment period and will be nominated for re-election annually until age 72. However, the S-4 does not specify whether he will receive separate board compensation, whether the Vice Chairman role affects board-member pay, or whether his $8.75 million annual employment/advisory compensation replaces standard board fees. For this analysis, it is assumed that board fees are waived during the one-year employment period and the subsequent advisory year, and that for the following eight years he receives $273,000 per year, equal to the 2024 average Fifth Third director compensation (total) disclosed on pg. 39 of FITB's latest proxy.

(h) The S-4 states that all outstanding Comerica stock options—whether vested or unvested—will automatically convert into Fifth Third "Assumed Options," adjusted for the exchange ratio and otherwise subject to the same terms and conditions as the original awards. However, the S-4 does not clearly specify whether Farmer will retain his Comerica stock options following the merger, nor does it clearly identify which amounts (including the $660,930 figure shown in the change-in-control table) apply specifically to him or reflect only illustrative CIC valuation methodology. For purposes of this analysis, it is assumed—solely for modeling—that Farmer's unvested options vest over three years (one-half in year one, one-third in year two, and one-sixth in year three). Given the ambiguity in the S-4, both the vesting assumptions and the inclusion of the option value itself may be materially incorrect.

(i) The S-4 provides that all outstanding Comerica RSU Awards (other than director RSUs), whether vested or unvested, will automatically convert into Fifth Third "Assumed RSU Awards," adjusted for the exchange ratio and otherwise subject to the same terms and conditions as the original awards. However, the S-4 does not clearly specify whether Farmer will retain his Comerica RSU Awards following the merger, nor does it disclose his specific vesting schedule. The S-4 CIC table reflects a Comerica RSU value of approximately $6.6 million, but it is unclear whether this amount applies to Farmer's ongoing awards or represents only CIC valuation methodology. For purposes of this analysis, it is assumed—solely for modeling—that any unvested RSUs vest one-half in year one, one-third in year two, and one-sixth in year three; however, due to the ambiguity in the S-4, both the vesting assumptions and the inclusion of the RSU value itself may be materially incorrect.

(j) The S-4 provides that all outstanding Comerica PSU Awards, whether vested or unvested, will automatically convert into Fifth Third "Assumed RSU Awards," deemed earned based on the greater of target or actual performance through the latest practicable date prior to closing, adjusted for the exchange ratio, and otherwise subject to the same terms and conditions as the original awards (excluding performance-based vesting). However, the S-4 does not clearly specify whether Farmer will retain his Comerica PSU Awards following the merger, nor does it disclose his individual vesting schedule. The S-4 change-in-control table reflects a Comerica PSU value of approximately $13.0 million, but it is unclear whether this figure applies to Farmer's ongoing awards or reflects only CIC valuation methodology. For purposes of this analysis, it is assumed—solely for modeling—that any unvested PSUs vest one-half in year one, one-third in year two, and one-sixth in year three; however, due to the ambiguity in the S-4, both the vesting assumptions and the inclusion of the PSU value itself may be materially incorrect.

(k) This line item aggregates all of the above "guaranteed" components over a 10-year period, which is used here as a modeling assumption based on the S-4 disclosure that Farmer will be re-nominated to the board until age 72. Given the ambiguity and incomplete nature of the S-4, the underlying assumptions and resulting totals may be materially incorrect.

(l) The S-4 discloses that Farmer's CIC Agreement provides for a modified make-whole payment if change-in-control payments become subject to the excise tax under Section 4999 of the Code, but does not clearly indicate whether this tax reimbursement would apply if Farmer is not terminated post-merger and instead continues as Vice Chairman during the employment period, then as a senior advisor, and subsequently as a board member. Because the S-4 does not specify whether the make-whole would be payable under this non-termination scenario, this analysis treats the tax make-whole as potential—not guaranteed—compensation. The figure used is based on the amount shown in the S-4 CIC summary table; however, due to the ambiguity in the S-4, the applicability and amount of any tax make-whole payment may be materially incorrect.

(m) The S-4 does not clarify whether Farmer's $8.75 million annual compensation—as Vice Chairman during the one-year employment period—continues beyond the initial employment and advisory periods. It is also unclear whether, if Farmer remains on the board until age 72 as contemplated, he would retain the Vice Chairman title or receive equivalent compensation. The S-4 leaves open the possibility that this level of compensation could continue through an implicit understanding rather than an expressly documented arrangement. Because the disclosure is ambiguous and does not provide definitive guidance, this analysis categorizes the $8.75 million annual amount as potential—not guaranteed—compensation, and the inclusion and duration of this payment may be materially incorrect.

(n) To the extent that Farmer were to continue as Vice Chairman with $8.75 million in annual compensation beyond the initial employment and advisory periods, this analysis assumes he would also continue to receive the personal-use jet perk. The S-4 does not indicate whether this benefit would persist, whether it is tied specifically to the Vice Chairman role, or whether it could continue through an implicit understanding rather than an explicit arrangement. As a result, this item is categorized as potential—not guaranteed—compensation, and the underlying assumptions may be materially incorrect.

(o) The S-4 does not clarify what, if any, compensation Farmer receives in his capacity as a board member, nor whether he would continue to hold the "Vice Chairman" title or receive $8.75 million in annual compensation if he remains on the board. Because the disclosure is ambiguous, this analysis assumes that for any year in which Farmer receives $8.75 million in annual compensation, standard director fees are waived. This assumption is solely for modeling purposes and may be materially incorrect.

(p) Equal to "Total Est. Guaranteed Compensation," plus the additional components listed above that are treated as potential—not guaranteed—payments due to the lack of clarity in the S-4 regarding whether Farmer may receive them in the future. These items are included solely for modeling purposes and given the poor quality of the S-4 disclosures, the underlying assumptions may be materially incorrect.

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